File No. 333-256351

CIK #0001778931

Securities And Exchange Commission
Washington, D.C. 20549

Amendment No. 1
to
Registration Statement
on
Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.	Exact Name of Trust: Invesco Unit trusts, Municipal Series 1355

B.	Name of Depositor: Invesco Capital Markets, Inc.

C.	Complete address of Depositor’s principal executive offices:

11 Greenway Plaza

Houston, Texas 77046-1173

D.	Name and complete address of agents for service:

MORGAN, LEWIS & BOCKIUS LLP	INVESCO CAPITAL MARKETS, INC.
Attention: Thomas S. Harman, Esq.	Attention: John M. Zerr, Esq.
1111 Pennsylvania Avenue NW	11 Greenway Plaza
Washington, DC 20004	Houston, Texas 77046-1173

E.	Title of securities being registered: Units of fractional undivided beneficial interest.

F.	Approximate date of proposed sale to the public:

As Soon As Practicable After The Effective Date Of The Registration Statement

/X/	Check box if it is proposed that this filing will become effective immediately upon filing on June 21, 2021, pursuant to Rule 487.

Investment Grade Municipal Trust, 20+ Year Series 198

Investment Grade Municipal Trust, 20+ Year Series 198 invests in a portfolio of tax-exempt municipal bonds. The Trust seeks to provide federal tax-exempt income and to preserve capital. The Trust is a unit investment trust included in Invesco Unit Trusts, Municipal Series 1355.

Monthly
Distributions
Estimated Current Return:	2.54%
Estimated Long Term Return:	1.31%

Estimated current return shows the estimated cash you should receive each year divided by the Unit price. Estimated long term return shows the estimated return over the estimated life of your Trust. These estimates are as of the opening of business on the Date of Deposit and will vary thereafter. We base this estimate on an average of the bond yields over their estimated life. This estimate also reflects the sales charge and estimated expenses. We derive the average yield for your portfolio by weighting each bond’s yield by its value and estimated life. Unlike estimated current return, estimated long term return accounts for maturities, discounts and premiums of the bonds. These estimates show a comparison rather than a prediction of returns. No return calculation can predict your actual return. Your actual return may vary from these estimates.

June 21, 2021

You should read this prospectus and retain it for future reference.

The Securities and Exchange Commission has not approved or disapproved of the Trust
Units or passed upon the adequacy or accuracy of this prospectus.
Any contrary representation is a criminal offense.

Investment Objective. The Trust seeks to provide federal tax-exempt income and to preserve capital.

Principal Investment Strategy. The Trust invests in a portfolio of municipal bonds issued by or on behalf of states and territories of the United States, and political subdivisions and authorities thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing authorities, excludable from gross income for federal personal income tax purposes under existing law. In selecting bonds for the Trust, the Sponsor considered the following factors, among others:

•	all ratings provided for the bonds must be at least “BBB-” if issued by either Standard & Poor’s or Fitch Ratings, and at least “Baa3” if issued by Moody’s Investors Service, Inc. or, in the case of a bond with no issued ratings, such a bond has credit characteristics sufficiently similar to those of comparable bonds that were so rated as to be acceptable for acquisition by the Trust in the opinion of the Sponsor;
•	the prices of the bonds relative to other bonds of comparable quality and maturity;
•	the current income provided by the bonds;
•	the diversification of bonds as to purpose of issue and location of issuer; and
•	the probability of early return of principal or high legal or event risk.

The portfolio generally consists of bonds maturing approximately 15 to 40 years from the Date of Deposit. Following the Date of Deposit, a bond may cease to be rated or its rating may be reduced, even to below “investment grade” (“BBB-” or “Baa3”), and the Trust could continue to hold such bond. See “Trust Administration--Portfolio Administration”.

Principal Risks. As with all investments, you can lose money by investing in the Trust. The Trust also might not perform as well as you expect. This can happen for reasons such as these:

•	Bond prices will fluctuate. The value of your investment may fall over time.
•	The value of the bonds will generally fall if interest rates, in general, rise. In a low interest rate environment risks associated with rising rates are heightened. The negative impact on fixed income securities from any interest rate increases could be swift and significant. No one can predict whether interest rates will rise or fall in the future.
•	A bond issuer or insurer may be unable to make interest and/or principal payments in the future.
•	The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the primary offering period.
•	A bond issuer might prepay or “call” a bond before its stated maturity. If this happens, the Trust will distribute the principal to you but future interest distributions will fall. A bond’s call price could be less than the price the Trust paid for the bond. If enough bonds are called, the Trust could terminate earlier than expected.
•	We do not actively manage the Trust’s portfolio. Except in limited circumstances, the Trust will hold the same bonds even if the market value declines.

Summary of Essential Financial Information
(As of the opening of business on the Date of Deposit)

General Information
Date of Deposit			June 21, 2021
Principal amount of bonds in Trust			$4,795,000
Principal amount of bonds per Unit (1)			$1,000.00
Number of Units			4,795
Weighted average maturity of bonds			27 years

Portfolio Diversification (% of Par Value)

General Obligation	33%	California	24%
Health Care	25	Colorado	10
Utilities	16	Florida	6
General Purpose	11	Georgia	11
Higher Education	8	Louisiana	4
Certificate of Participation	4	Michigan	1
Transportation	3	Nebraska	4
Total	100%	New Jersey	1
		Pennsylvania	15
		Rhode Island	4
		Tennessee	5
		Texas	8
		Utah	4
		Virginia	3
		Total	100%

Expenses
Sales Charge (% of Unit Price)			3.50%
Organizational Costs per Unit (2)			$ 8.57
Estimated Annual Expenses per Unit
Trustee’s fee (5)			$ 0.91
Supervisory, bookkeeping and
administrative services fee			$ 0.55
Evaluation fee (5)			$ 0.35
Other operating expenses			$ 1.15
Total annual expenses per Unit			$ 2.96

Unit Price
Aggregate offering price of bonds in Trust	$ 5,250,489
Aggregate offering price of bonds per Unit	$ 1,094.99
Plus sales charge per Unit	$ 39.72
Plus organization costs per Unit (2)	$ 8.57
Public offering price per Unit (3)(7)	$ 1,143.28
Redemption price per Unit (2)(3)	$ 1,101.86

Estimated Annual Income Per Unit
Estimated interest income	$ 32.00
Less estimated expenses (4)	$ 2.96
Estimated net interest income	$ 29.04

Estimated Distributions
Initial interest distribution	$ 1.37 on
July 25, 2021
Subsequent interest distributions (6)	$ 2.42
Record dates	10th day of each month
Distribution dates	25th day of each month

CUSIP Numbers
Monthly	46137K-52-6
Monthly Fee Based	46137K-53-4

(1)	Some bonds may mature or be called or sold during your Trust’s life. This could include a call or sale at a price below par value. We cannot guarantee that the value of your Units will equal the principal amount of bonds per Unit when you redeem them or when your Trust terminates.
(2)	During the initial offering period, part of the value of the Units represents an amount of cash deposited to pay all or a portion of the costs of organizing the Trust. The estimated organization costs per Unit will be deducted from the assets of the Trust at the earlier of six months after the Date of Deposit or the end of the initial offering period. If Units are redeemed prior to any such reduction, these costs will not be deducted from the redemption proceeds. Organization costs are not included in the Public Offering Price per Unit for purposes of calculating the sales charge.
(3)	After the first settlement date (June 23, 2021), you will pay accrued interest from this date to your settlement date less interest distributions.
(4)	This shows estimated expenses in the first year other than organization costs. Organization costs are not deducted from interest income.
(5)	Your Trust assesses this fee per $1,000 principal amount of bonds. Your Trust assesses other fees per Unit.
(6)	We base this amount on estimated cash flows per Unit. This amount will vary with changes in expenses, interest rates and maturity, call or sale of bonds. The Information Supplement includes the estimated cash flows.
(7)	The Public Offering Price shown above reflects the value of the bonds at the opening of business on the Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. The initial evaluation for purposes of determining the purchase, sale or redemption price of Units on the Date of Deposit will occur at the latter of the close of regular trading on the New York Stock Exchange or the effectiveness of the Trust. Thereafter, evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of regular trading on the New York Stock Exchange on each day on which it is open, or earlier on days where the Bond Market Association recommends an early bond market close (the “Evaluation Time”).

PORTFOLIO (as of the opening of business on the Date of Deposit)
		Rating (3)			Cost of
Aggregate	Name of Issuer, Title, Interest Rate and	Standard		Redemption	Bonds To
Principal	Maturity Date of Bonds (1)(2)	& Poor’s	Moody’s	Feature (4)	Trust (2)
$ 200,000	Georgia, Savannah Hospital Authority Revenue Anticipation
Certificates, St. Joseph’s/Candler Health System, Inc.,
	Series 2019A			2029 @ 100
	#3.125% Due 07/01/2044	NR	A3	2043 @ 100 S.F.	$ 213,840
200,000	California, Orange County, Garden Grove Unified School
District General Obligation Bonds, Election of 2016,
Series 2021
	3.00% Due 08/01/2044	NR	Aa2	2030 @ 100	218,270
50,000	Tennessee, City of Chattanooga, the Health, Educational
and Housing Facility Board Revenue Bonds,
	CommonSpirit Health, Series 2019A			2029 @ 100
	#3.25% Due 08/01/2044	BBB+	Baa1	2040 @ 100 S.F.	53,907
150,000	Georgia, Cobb County, Kennestone Hospital Authority
Revenue Anticipation Certificates, Wellstar Health
	System, Inc. Project, Series 2020A			2030 @ 100
	3.00% Due 04/01/2045	A	A2	2041 @ 100 S.F.	159,367
25,000	Michigan, St. Clair County, East China School District 2020
School Building and Site Unlimited Tax General Obligation
Bonds, Series I
	3.00% Due 05/01/2045	AA	NR	2030 @ 100	27,221
165,000	California, San Francisco Community College District,
Election of 2020 Tax-Exempt General Obligation
	Bonds, Series A			2030 @ 100
	3.00% Due 06/15/2045	NR	A1	2042 @ 100 S.F.	176,695
200,000	Pennsylvania, Lawrence County, New Castle Sanitation
Authority Sewer Revenue Bonds, Series 2021C
	(Assured Municipal Insured)			2030 @ 100
	3.00% Due 06/01/2046	AA	NR	2043 @ 100 S.F.	217,658
200,000	Colorado, Fremont County, Canon City Area Fire Protection
District Certificates of Participation, Series 2021
	(Assured Municipal Insured)			2031 @ 100
	3.00% Due 12/01/2046	AA	NR	2042 @ 100 S.F.	218,638
200,000	Louisiana Public Facilities Authority Revenue Bonds,
	Ochsner Clinic Foundation Project, Series 2020A			2030 @ 100
	#3.00% Due 05/15/2047	A	A3	2044 @ 100 S.F.	214,850
170,000	Florida, Miami-Dade County, Transit System Sales Surtax
Revenue Bonds, Series 2020A
	4.00% Due 07/01/2047	AA	NR	2030 @ 100	203,485
200,000	Georgia, Metropolitan Atlanta Rapid Transit Authority Sales
	Tax Revenue Bonds, Series 2020A			2030 @ 100
	#3.00% Due 07/01/2047	AA+	Aa2	2044 @ 100 S.F.	215,876
50,000	New Jersey Educational Facilities Authority Revenue Bonds,
	Stevens Institute of Technology Issue, Series 2017A			2027 @ 100
	#4.00% Due 07/01/2047	BBB+	NR	2043 @ 100 S.F.	55,461
200,000	Utah, Town of Brian Head Water Revenue Refunding Bonds,
	Series 2021 (Assured Municipal Insured)			2031 @ 100
	3.00% Due 04/01/2048	AA	NR	2042 @ 100 S.F.	216,550
200,000	Tennessee, City of Morristown General Obligation Bonds,
	Series 2019B			2029 @ 100
	3.00% Due 06/01/2049	AA-	NR	2045 @ 100 S.F.	216,008

PORTFOLIO (as of the opening of business on the Date of Deposit) (continued)
		Rating (3)			Cost of
Aggregate	Name of Issuer, Title, Interest Rate and	Standard		Redemption	Bonds To
Principal	Maturity Date of Bonds (1)(2)	& Poor’s	Moody’s	Feature (4)	Trust (2)
$ 115,000	Florida, Central Florida Expressway Authority Senior Lien
	Revenue Bonds, Series 2019A			2029 @ 100
	#3.125% Due 07/01/2049	A+	A1	2045 @ 100 S.F.	$ 125,080
200,000	California, Palmdale Elementary School District General
Obligation Bonds, Election of 2016, Series 2019 (Build
	America Mutual Assurance Insured)			2027 @ 100
	#3.00% Due 08/01/2049	NR	Aa3	2045 @ 100 S.F.	214,284
255,000	Colorado Health Facilities Authority Revenue Bonds,
	CommonSpirit Health, Series 2019A			2029 @ 100
	#3.25% Due 08/01/2049	BBB+	Baa1	2045 @ 100 S.F.	273,380
50,000	Texas, Grand Parkway Transportation Corporation, Grand
Parkway System First Tier Toll Revenue Refunding Bonds,
	Series 2020C			2030 @ 100
	4.00% Due 10/01/2049	NR	A2	2046 @ 100 S.F.	58,874
200,000	Pennsylvania Economic Development Financing Authority
	UPMC Revenue Bonds, Series 2020A			2030 @ 100
	#3.50% Due 04/15/2050	A	A2	2046 @ 100 S.F.	222,904
210,000	California, Los Angeles County, Paramount Unified School
District General Obligation Bonds, Election of 2016,
Series 2020C (Build America Mutual Assurance
	Insured)			2030 @ 100
	3.00% Due 08/01/2050	AA	Aa3	2046 @ 100 S.F.	227,128
175,000	California, Orange County, Westminster School District
	General Obligation Bonds, Election of 2016, Series C			2028 @ 100
	3.00% Due 08/01/2050	NR	Aa2	2048 @ 100 S.F.	186,597
200,000	California, Santa Clara and San Benito Counties, Gavilan
Joint Community College District Federally Tax-Exempt
	General Obligation Bonds, Election of 2018, Series B			2030 @ 100
	3.00% Due 08/01/2050	AA	Aa3	2046 @ 100 S.F.	215,274
140,000	Pennsylvania, Bucks County Industrial Development Authority
Hospital Revenue Bonds, Saint Luke’s University Health
	Network Project, Series 2019			2028 @ 100
	#3.00% Due 08/15/2050	A-	A3	2045 @ 100 S.F.	148,361
175,000	Rhode Island Health and Educational Building Corporation,
Higher Education Facility Revenue Bonds, Providence
	College Issue, Series 2021A			2031 @ 100
	4.00% Due 11/01/2050	A	A2	2047 @ 100 S.F.	209,625
200,000	Pennsylvania, Westmoreland County, New Kensington
Municipal Sanitary Authority Sewer Revenue Bonds,
	Series 2021A (Assured Municipal Insured)			2029 @ 100
	3.00% Due 12/01/2050	AA	NR	2049 @ 100 S.F.	214,358
200,000	Nebraska, Saunders County School District 0001,
Ashland-Greenwood Public Schools General
	Obligation Bonds, Series 2021			2030 @ 100
	3.00% Due 12/15/2050	A+	NR	2047 @ 100 S.F.	217,028
140,000	Virginia College Building Authority Educational Facilities
Revenue Bonds, Randolph-Macon College,
	Series 2021A Tax-Exempt			2031 @ 100
	3.00% Due 01/15/2051	A	NR	2047 @ 100 S.F.	150,865

PORTFOLIO (as of the opening of business on the Date of Deposit) (continued)
		Rating (3)			Cost of
Aggregate	Name of Issuer, Title, Interest Rate and	Standard		Redemption	Bonds To
Principal	Maturity Date of Bonds (1)(2)	& Poor’s	Moody’s	Feature (4)	Trust (2)
$ 175,000	Texas, Dallas, Collin and Rockwall Counties, City of
Garland Electric Utility System Revenue Refunding
	Bonds, New Series 2021			2031 @ 100
	3.00% Due 03/01/2051	NR	Aa3	2047 @ 100 S.F.	$ 188,244
150,000	Texas, Lower Colorado River Authority Transmission Contract
Refunding Revenue Bonds, LCRA Transmission Services
	Corporation Project, Series 2021			2030 @ 100
	5.00% Due 05/15/2051	A	NR	2047 @ 100 S.F.	190,661
$ 4,795,000					$ 5,250,489

For an explanation of the footnotes used on this page, see “Notes to Portfolio”.

Notes to Portfolio

(1)	The bonds are represented by “regular way” or “when issued” contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. Contracts to acquire the bonds were entered into during the period from June 11, 2021 to June 21, 2021.
(2)	The Cost of Bonds to Trust is based on the offering side valuation as of the opening of business on the Date of Deposit determined by the Evaluator, an affiliate of the Sponsor, using offering prices provided by a third-party pricing service on the basis set forth under “Public Offering--Unit Price”. In accordance with FASB Accounting Standards Codification (“ASC”), ASC 820, Fair Value Measurements and Disclosures, the Trust’s investments are classified as Level 2, which refers to security prices determined using other significant observable inputs. Observable inputs are inputs that other market participants would use in pricing a security. These may include quoted market prices for similar securities, interest rates, prepayment speeds and credit risk. The cost of the bonds to the Sponsor for the Trust is $5,237,228 and the Sponsor’s profit or (loss) is $13,261.

The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain bonds. The cost of any such contracts and the corresponding gain or loss as of the evaluation time of the bonds is included in the Cost to Sponsor. Bonds marked by “##” following the maturity date have been purchased on a “when, as and if issued” or “delayed delivery” basis. Interest on these bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the first settlement date.

“#” prior to the coupon rate indicates that the bond was issued at an original issue discount. See “The Trusts--Risk Factors”. The tax effect of bonds issued at an original issue discount is described in “Federal Tax Status”.

(3)	All ratings are by Standard & Poor’s and Moody’s, respectively, unless otherwise indicated. “*” indicates a security rating by Fitch. “NR” indicates that the rating service did not provide a rating for that bond. For a brief description of the ratings see “Description of Ratings” in the Information Supplement.
(4)	This is the year in which each bond is initially or currently callable and the call price for that year. Each bond continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. “S.F.” indicates a sinking fund is established with respect to an issue of bonds. The bonds may also be subject to redemption without premium at any time pursuant to extraordinary optional or mandatory redemptions if certain events occur. See “The Trusts--Risk Factors”.
(5)	This bond has a “make whole” call option and is redeemable in whole or in part at any time at the option of the issuer at a redemption price that is generally equal to the sum of the principal amount of the bonds, a “make whole” amount, and any accrued and unpaid interest to the date of redemption. The “make whole” amount is generally equal to the excess, if any, of (i) the aggregate present value as of the date of redemption of principal being redeemed and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable if redemption had not been made, determined by discounting the remaining principal and interest at a specified rate (which varies from bond to bond and is generally equal to an average of yields on municipal obligations with maturities corresponding to the remaining life of the bond plus a premium rate) from the dates on which the principal and interest would have been payable if the redemption had not been made, over (ii) the aggregate principal amount of the bonds being redeemed.

Underwriting. The Underwriters named below have purchased Units in the following amounts from the Sponsor, the sole and exclusive principal underwriter. See “Public Offering--Sponsor and Underwriter Compensation”.

Name	Address	Units
E D & F Man Capital Markets, Inc.	140 East 45th Street, 42nd Floor, New York, NY 10017	2,624
Invesco Capital Markets, Inc.	3500 Lacey Road, Suite 700, Downers Grove, IL 60515-5456	2,171

		4,795

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sponsor and Unitholders of Investment Grade Municipal Trust, 20+ Year Series 198 (included in Invesco Unit Trusts, Municipal Series 1355):

Opinion on the Financial Statements

We have audited the accompanying statement of condition (including the related portfolio schedule) of Investment Grade Municipal Trust, 20+ Year Series 198 (included in Invesco Unit Trusts, Municipal Series 1355 (the “Trust”)) as of June 21, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Trust as of June 21, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Invesco Capital Markets, Inc., the Sponsor. Our responsibility is to express an opinion on the Trust’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of condition as of June 21, 2021 by correspondence with The Bank of New York Mellon, Trustee. We believe that our audit provides a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the auditor of one or more of the unit investment trusts, sponsored by Invesco Capital Markets, Inc. and its predecessors, since 1976.

New York, New York
June 21, 2021

Statement of Condition
As of the opening of business on June 21, 2021

INVESTMENT IN BONDS
Contracts to purchase bonds (1)(2)	$ 5,250,489
Accrued interest to the first settlement date (1)(2)	38,284
Cash (3)	41,093
Total	$ 5,329,866
LIABILITY AND INTEREST OF UNITHOLDERS
Liability--
Accrued interest payable to Sponsor (1)(2)	$ 38,284
Organization costs (3)	41,093
Interest of Unitholders--
Cost to investors	5,482,012
Less: Gross underwriting commission	190,430
Less: Organization costs (3)	41,093
Net interest to Unitholders (1)(2)	5,250,489
Total	$ 5,329,866
Units outstanding	4,795
Net asset value per Unit	$ 1,094.99

______________________

(1)	The value of the bonds is determined by the Evaluator, an affiliate of the Sponsor, using offering prices provided by a third-party pricing service on the bases set forth under “Public Offering--Unit Price”. The contracts to purchase bonds are collateralized by an irrevocable letter of credit in an amount sufficient to satisfy such contracts.
(2)	The Trustee will advance the amount of the net interest accrued to the first settlement date to the Trust for distribution to the Sponsor as the Unitholder of record as of such date.
(3)	A portion of the public offering price represents an amount of cash sufficient to pay for all or a portion of the costs incurred in establishing the Trust. The amount of these costs are set forth under “Summary of Essential Financial Information--Expenses”. A distribution will be made as of the earlier of six months after the Date of Deposit or the close of the initial offering period to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. To the extent that actual organization costs of the Trust are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

THE TRUSTS

General. Your Trust is one of several unit investment trusts created under the name Invesco Unit Trusts, Municipal Series (each such unit investment trust a "Trust," and collectively the "Trusts"). Your Trust was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the “Trust Agreement”), dated the date of this prospectus (the “Date of Deposit”) among Invesco Capital Markets, Inc. as Sponsor, Invesco Investment Advisers LLC, as Supervisor and Evaluator, and The Bank of New York Mellon, as Trustee.

The Trusts are separate portfolios of interest-bearing obligations issued by or on behalf of states and territories of the United States, and political subdivisions and authorities thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing authorities, excludable from gross income for Federal income tax purposes under existing law. All issuers of bonds in a “State Trust” are located in the state for which the Trust is named or in United States territories or possessions and their public authorities; consequently, in the opinion of recognized bond counsel to the bond issuers, the interest earned on the bonds is exempt to the extent indicated in this prospectus from state and local taxes. With the exception of New York Trusts, Units of a State Trust may be purchased only by residents of the state for which the Trust is named. Units of a New York Trust may be purchased by residents of New York, Connecticut, Florida and New Jersey. Trusts that hold only insured bonds are referred to herein as “Insured Trusts.” “Long-Term Trust” refers to Insured Trusts (IM-IT), Investment Grade Municipal, Long-Term State and National Quality Trusts. Trusts that are named for a particular state are referred to herein as “State Trusts.” State Trusts are referred to herein as “Long-Term State Trusts”. “Limited Maturity Trust” refers to a trust which is designated as a “limited maturity series” in the name of such Trust. “10-20 Year Trust” refers to a trust which is designated as a “10-20 year series” in the name of such trust. On the Date of Deposit, the Sponsor deposited with the Trustee the aggregate principal amount of bonds indicated in the “Summary of Essential Financial Information”. The bonds in a Trust initially consist of delivery statements relating to contracts for their purchase and cash, cash equivalents and/or irrevocable letters of credit issued by a financial institution. Thereafter, the Trustee, in exchange for the bonds in a Trust, delivered to the Sponsor evidence of ownership of the number of Units indicated under “Summary of Essential Financial Information”. The bonds in a Long-Term Trust will mature approximately 15 to 40 years from the Date of Deposit, the bonds in a Limited Maturity Trust will mature approximately 12 to 18 years from the Date of Deposit and the bonds in a 10-20 Year Trust will mature approximately 10 to 20 years from the Date of Deposit.

Each Unit initially offered represents a fractional undivided interest in the principal and net income of a Trust. The number of Units is determined based upon a $1,000 principal amount of bonds in the Trust per Unit. To the extent that any Units are redeemed to the Trustee, the fractional undivided interest in a Trust represented by each Unit will increase, although the actual interest in the Trust will remain unchanged. Units will remain outstanding until redeemed by Unitholders or until the termination of the Trust Agreement.

Objectives and Bond Selection. The Trusts seek to preserve capital and to provide federal tax-exempt income and, in the case of most State Trusts, Federal and state tax-exempt income taxation. The Trusts invest in portfolios of municipal bonds issued by or on behalf of states and territories of the United States, and political subdivisions and authorities thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing authorities, excludable from gross income for federal and, for State Trusts, state personal income tax purposes under existing law. There is, of course, no guarantee that any Trust will achieve its objectives. A Trust may be an appropriate investment vehicle for investors who desire to participate in a portfolio of tax-exempt fixed income bonds with greater diversification than they might be able to acquire individually. Diversification of a Trust’s assets will not eliminate the risk of loss always inherent in the ownership of bonds. Insurance guaranteeing the timely payment, when due, of all principal and interest on the bonds in each Insured Trust has been obtained from municipal bond insurance companies. For information relating to insurance on the bonds, see “Insurance on the Bonds in the Insured Trusts.”

In selecting bonds for a Trust, the Sponsor considered the following factors, among others: (a) the ratings criteria applicable to your Trust as listed under “Principal Investment Strategy”, (b) the prices of the bonds relative to other bonds of comparable quality and maturity, (c) the current income provided by the bonds, (d) the diversification of bonds as to purpose of issue and location of issuer and (e) the probability of early return of principal or high legal or event risk. After the Date of Deposit, a bond may cease to be rated or its rating may be reduced below the minimum required as of the Date of Deposit. Neither event requires elimination of a bond from a Trust but may be considered in the Sponsor’s determination as to whether or not to direct the Trustee to dispose of the bond (see “Trust Administration--Portfolio Administration”). In particular, the ratings of the bonds in any Investment Grade Municipal Trust could fall below “investment grade” (i.e., below “BBB-” or “Baa3”) during the Trust’s life and the Trust could continue to hold the bonds.

The Bonds. Your Trust invests in municipal bonds. States, municipalities and public authorities issue these bonds to raise money for a variety of purposes. In selecting bonds, the Sponsor seeks to diversify your portfolio by type of bond purpose. This section briefly describes different bond types to help you better understand your investment. The types of bonds and percentages they represent in your portfolio are listed under “Summary of Essential Financial Information”. These bonds are also described in greater detail in the Information Supplement.

General Obligation Bonds and Revenue Bonds. General obligation bonds are backed by the general taxing power of the issuer. The issuer secures these bonds by pledging its faith, credit and unlimited taxing power for the payment of principal and interest. All other bonds in the Trusts are revenue bonds.

Revenue bonds are payable only from the revenue of a specific project or authority. They are not supported by the issuer’s general power to levy taxes. The risk of default in payment of interest or principal increases if the income of the related project falters because that income is the only source of payment. All of the following bonds are revenue bonds.

Airport bonds are obligations of issuers that own and operate airports. The ability of the issuer to make payments on these bonds primarily depends on the ability of airlines to meet their obligations under use agreements. Due to increased competition, deregulation, increased fuel costs and other factors, some airlines may have difficulty meeting these obligations.

General purpose bonds include bonds chosen by the Sponsor for the Trust that may not fall directly into the other broad bond categories described herein. Bonds in your Trust designated as general purpose bonds may include categorizations including, but not limited to, industrial revenue bonds, housing and building bonds, facilities bonds and tax district bonds. In general, the ability of these issuers to make payments on bonds depends on a variety factors such as the creditworthiness of the company or issuer operating the projects, government regulations and solvency of municipalities.

Health care bonds are obligations of issuers that derive revenue from hospitals and hospital systems, including mental health facilities, nursing homes and intermediate care facilities. The ability of these issuers to make payments on bonds depends on factors such as facility occupancy levels, demand for services, competition resulting from hospital mergers and affiliations, the need to reduce costs, government regulation, costs of malpractice insurance and claims, and government financial assistance (such as Medicare and Medicaid).

Higher education bonds are obligations of issuers that operate universities and colleges. These issuers derive revenues from tuition, dormitories, grants and endowments. These issuers face problems related to declines in the number of college-age individuals, possible inability to raise tuitions and fees, uncertainty of continued federal grants, state funding or donations, and government legislation or regulation.

Public education bonds are obligations of issuers that operate primary and secondary schools. The ability of these issuers to make payments on these bonds depends primarily on ad valorem taxes. These issuers may also face problems related to litigation contesting state constitutionality of public education financing.

Transportation bonds are obligations of issuers that own and operate public transit systems, ports, highways, turnpikes, bridges and other transportation systems. The ability of these issuers to make payments on these bonds depends on variations in use, the degree of government subsidization, competition from other forms of transportation and increased costs. Port authorities derive revenues primarily from fees imposed on ships using the port facilities. These fees can fluctuate depending on the local economy and competition from air, rail and truck transportation. Increased fuel costs, alternative transportation modes and competition from toll-free bridges and roads will impact revenues of issuers that operate bridges, roads or tunnels.

Utilities bonds are obligations of issuers that derive revenue from the retail sale of utilities to customers. This category of bonds consists of bonds including, but not limited to, retail electric, gas and telephone bonds, waste disposal bonds, water and sewer bonds, and wholesale electric bonds. The ability of these issuers to make payments on these bonds depends on factors such as the rates and demand for these utilities, competition, government regulation and rate approvals, overhead expenses and the cost of fuels. These issuers face problems such as cost and delays due to environmental concerns, effects of conservation and recycling, destruction or condemnation of a project, void or unenforceable contracts, changes in the economic availability of raw materials, operating supplies or facilities, zoning ordinances, and other unavoidable changes that adversely affect operation of a project.

More About the Bonds. In addition to describing the purpose of the bonds, other information about the bonds is also included in the “Portfolio” and notes thereto. This information relates to other characteristics of the bonds. This section briefly describes some of these characteristics.

Original issue discount bonds were initially issued at a price below their face (or par) value. These bonds typically pay a lower interest rate than comparable bonds that were issued at or above their par value. In a stable interest rate environment, the market value of these bonds tends to increase more slowly in early years and in greater increments as the bonds approach maturity. The issuers of these bonds may be able to call or redeem a bond before its stated maturity date and at a price less than the bond’s par value.

Zero coupon bonds are a type of original issue discount bond. These bonds do not pay any current interest during their life. If an investor owns this type of bond, the investor has the right to receive a final payment of the bond’s par value at maturity. The price of these bonds often fluctuates greatly during periods of changing market interest rates compared to bonds that make current interest payments. The issuers of these bonds may be able to call or redeem a bond before its stated maturity date and at a price less than the bond’s par value.

“When, as and if issued” bonds are bonds that trade before they are actually issued. This means that the Sponsor can only deliver them to your Trust “when, as and if” the bonds are actually issued. Delivery of these bonds may be delayed or may not occur. Interest on these bonds does not begin accruing to your Trust until the Sponsor delivers the bond to the Trust. You may have to adjust your tax basis if the Sponsor delivers any of these bonds after the expected delivery date. Any adjustment would reflect interest that accrued between the time you purchased your Units and the delivery of the bonds to your Trust. This could lower your first year estimated current return. You may experience gains or losses on these bonds from the time you purchase Units even though your Trust has not yet received them.

In order to acquire certain bonds, it may be necessary for the Sponsor or Trustee to pay amounts covering accrued interest on the bonds which exceed the amounts which will be made available through cash furnished by the Sponsor on the Date of Deposit. This cash may exceed the interest which would accrue to the First Settlement Date. The Trustee has agreed to pay for any amounts necessary to cover any excess and will be reimbursed when funds become available from interest payments on the related bonds. Also, since interest on any “when, as and if issued” bonds does not begin accruing as tax-exempt interest income to the benefit of Unitholders until the date of delivery, the Trustee may reduce its fee and pay Trust expenses in order to maintain or approach the same estimated net annual interest income during the first year of the Trust’s operations as described under “Summary of Essential Financial Information”.

Municipal Bond Risk Factors. All investments involve risk. This section describes the main risks that can impact the value of bonds in your Trust. You should understand these risks before you invest. If the value of the bonds falls, the value of your Units will also fall. You can lose money by investing in a Trust. No one can guarantee that your Trust will achieve its objective or that your investment return will be positive over any period. The Information Supplement contains a more detailed discussion of risks related to your investment.

Current economic conditions. The economic recession in the United States which began in 2007 technically came to an end in June of 2009, however the U.S. and global economies continue to feel the effects of this recessionary period. The U.S. and other foreign governments have taken extraordinary steps to combat the effects of the economic crisis, however the ultimate impact of these measures is unknown and cannot be predicted. While the U.S. Federal Reserve formally concluded its quantitative easing program, there continues to be uncertainty concerning potential future changes to the federal funds rate.

Furthermore, a recent outbreak of a respiratory disease caused by a novel coronavirus (“COVID-19”), first detected in China in December 2019, has spread globally in a short period of time. COVID-19 has resulted in the disruption of, and delays in, production and supply chains and the delivery of healthcare services and processes, as well as the cancellation of organized events and educational institutions, a decline in consumer demand for certain goods and services, and general concern and uncertainty. In response, governments and businesses world-wide, including the United States, have taken aggressive measures, including closing borders, restricting international and domestic travel, imposing prolonged quarantines of large populations, and financial support of the economy and financial markets. COVID-19 and its effects have contributed to increased volatility in global markets, severe loses, liquidity constraints, and lowered yields; the duration of such effects cannot yet be determined but could be present for an extended period of time. The effects that COVID-19 may have on certain sectors and industries are uncertain and may adversely affect the value of your Trust.

Market risk is the risk that the value of the bonds in your Trust will fluctuate. This could cause the value of your Units to fall below your original purchase price or below the par value. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a bond’s issuer or insurer, perceptions of the issuer or insurer, or ratings on a bond. Even though the Supervisor supervises your portfolio, you should remember that no one manages your portfolio. Your Trust will not sell a bond solely because the market value falls as is possible in a managed fund.

Interest rate risk is the risk that the value of bonds will fall if interest rates increase. Bonds typically fall in value when interest rates rise and rise in value when interest rates fall. Bonds with longer periods before maturity are often more sensitive to interest rate changes. In a low interest rate environment risks associated with rising rates are heightened. Due to the current period of historically low rates, the securities held by the Trust may be subject to a greater risk of rising interest rates than would normally be the case. The negative impact on fixed income securities from any interest rate increases could be swift and significant.

Credit risk is the risk that a bond’s issuer or insurer is unable to meet its obligation to pay principal or interest on the bond.

Call risk is the risk that the issuer prepays or “calls” a bond before its stated maturity. An issuer might call a bond if interest rates fall and the bond pays a higher interest rate or if it no longer needs the money for the original purpose. If an issuer calls a bond, your Trust will distribute the principal to you but your future interest distributions will fall. You might not be able to reinvest this principal at as high a yield. A bond’s call price could be less than the price your Trust paid for the bond and could be below the bond’s par value. This means that you could receive less than the amount you paid for your Units. If enough bonds in your Trust are called, your Trust could terminate early. The first date that the issuer can call each bond is listed under “Portfolio” along with the price the issuer would have to pay. Some or all of the bonds may also be subject to extraordinary optional or mandatory redemptions if certain events occur, such as certain changes in tax laws, the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used, and various other events. The call provisions are described in general terms in the “Redemption Feature” column of the “Portfolio” section and the notes thereto. Additional discussion of call provisions appears in the Information Supplement.

Bond quality risk is the risk that a bond will fall in value if a rating agency decreases the bond’s rating.

Bond concentration risk is the risk that your Trust is less diversified because it concentrates in a particular type of bond. When a certain type of bond makes up 25% or more of a Trust, the Trust is considered to be “concentrated” in that bond type. During the life of your Trust, the relative weighting or composition of your Trust may change for reasons including but not limited to bond price fluctuations, Unit redemption activity, as well as the calling or maturing of bonds. Accordingly, the fluctuations in the relative weighting or composition of your Trust may result in concentrations (25% or more of a portfolio’s assets) in bonds of a particular type, industry and/or geographic region. The different bond types are described in the preceding sections beginning at the section entitled “The Bonds”.

Reduced diversification risk is the risk that your Trust will become smaller and less diversified as bonds are sold, are called or mature. This could increase your risk of loss and increase your share of Trust expenses.

Insurer default risk is the risk that an investor of an insured trust could lose income and/or principal if the issuer and the insurer of a municipal bond both default in making their payment obligations.

Liquidity risk is the risk that the value of a bond will fall if trading in the bond is limited or absent. The market for certain investments may become less liquid or illiquid due to adverse changes in the conditions of a particular issuer or due to adverse market or economic conditions. In the absence of a liquid trading market for a particular security, the price at which such security may be sold to meet redemptions, as well as the value of the Units of your Trust, may be adversely affected. No one can guarantee that a liquid trading market will exist for any bond because these bonds generally trade in the over-the-counter market (they are not listed on a securities exchange).

Litigation and legislation risk is the risk that future litigation or legislation could affect the value of your Trust. For example, future legislation could reduce tax rates, impose a flat tax, exempt all investment income from tax or change the tax status of the bonds. Litigation could challenge an issuer’s authority to issue or make payments on bonds.

State Risk Factors. Your Trust may invest significantly in tax-exempt municipal bonds of issuers from a particular state. The financial condition of a state may be affected by various national, economic, social and environmental policies and conditions. Additionally, limitations imposed by constitutional amendments, legislative measures, or voter initiatives on a state and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the state and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations.

The economic vitality of a state and its various regions and, therefore, the ability of the state and its local governments to satisfy the bonds, are affected by numerous factors, such as natural disasters, complications with exports and industry deregulation.

A state may be a party to numerous lawsuits in which an adverse final decision could materially affect the state’s governmental operations and consequently its ability to pay debt service on its obligations.

No FDIC Guarantee. An investment in your Trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

ESTIMATED CURRENT AND LONG-TERM RETURNS

The Estimated Current Return and the Estimated Long-Term Return as of the Date of Deposit are set forth on the cover of the prospectus. Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trust and with the principal prepayment, default (if any), redemption, maturity, exchange or sale of bonds. The Public Offering Price will vary with changes in the price of the bonds. Accordingly, there is no assurance that the present Estimated Current Return will be realized in the future. Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of the bonds and (2) takes into account the expenses and sales charge associated with Units. Since the value and estimated retirements of the bonds and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Return will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated dates and amounts of principal returned on the bonds while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

PUBLIC OFFERING

General. Units are offered at the Public Offering Price. During the initial offering period the Public Offering Price is based on the aggregate offering price of the bonds, the sales charge described below, cash, if any, in the Principal Account (including cash to pay organization costs) and accrued interest, if any. Organization costs are not included in the Public Offering Price per Unit for purposes of calculating the sales charge.

If you purchase Units during the initial offering period of a Trust with a deferred sales charge, your sales charge will consist of (i) an initial sales charge paid upon the purchase of your Units and (ii) the remaining deferred sales charge, which consists of a fixed dollar amount per Unit paid in installments on specified deferred sales charge payment dates. In no event will your combined initial sales charge and deferred sales charge exceed the maximum percentage sales charge for the applicable Trust as set forth above. For more details, including the specific amount and method of calculation of the initial and deferred sales charge, for those Trusts which offer a deferred sales charge, see the “Fee Table” in prospectus of the applicable Trust.

After the initial public offering period, the secondary market Public Offering Price is based on the bid prices of the bonds, the sales charge described below, cash, if any, in the Principal Account and accrued interest, if any. The actual sales charge that may be paid by an investor may differ slightly from the sales charges shown herein due to rounding that occurs in the calculation of the Public Offering Price and in the number of Units purchased. The minimum purchase in the primary and secondary market is one Unit. Certain broker-dealers or selling firms may charge an order handling fee for processing Unit purchases.

The maximum initial offering period sales charge for Long-Term, Limited Maturity and 10-20 Year Trusts is equal to 3.50% of the Public Offering Price per Unit (3.627% of the aggregate offering price of the bonds). The maximum secondary market sales charge is computed as described in the following table based upon the estimated long-term return life in years (“ELTR Life”) of a Trust’s portfolio:

ELTR Life (Years)	Sales Charge
Less than 2	1.50%
2 but less than 5	2.20
5 but less than 12	2.75
12 and over	3.75

The ELTR Life represents the estimated life of the bonds in a Trust’s portfolio as determined for purposes of calculating Estimated Long-Term Return. See “Estimated Current and Long-Term Returns”. The sales charges in the above table are expressed as a percentage of the secondary market Public Offering Price per Unit. For example, the maximum secondary market sales charge for a Trust with an ELTR Life of “5 but less than 12” years would be 2.75% of the Public Offering Price per Unit (2.828% of the aggregate bid price of the bonds).

If you purchase Units in the secondary market of a Trust with a deferred sales charge, your maximum sales charge will be based on the remaining ELTR Life of the Trust as described above and will consist of an initial sales charge and the remaining deferred sales charge, if any. If the secondary market Units are purchased prior to the final deferred sales charge payment date, the initial sales charge, which you pay at the time of purchase, is the difference between the secondary market sales charge based on the ELTR Life listed above and the maximum remaining deferred sales charge. If you purchase Units after the last deferred sales charge payment has been assessed, your maximum sales charge will consist of the one time initial sales charge based on the ELTR Life.

Reducing Your Sales Charge. The Sponsor offers ways for you to reduce the sales charge that you pay. It is your financial professional’s responsibility to alert the Sponsor of any discount when you purchase Units. Before you purchase Units you must also inform your financial professional of your qualification for any discount or reduced sales charge.

Fee Accounts. A portion of the sales charge is waived for certain accounts described in this paragraph. Purchases by these accounts are subject only to a portion of the sales charge that is retained by the Sponsor. The maximum applicable concession the Sponsor allows to broker-dealers (either non-Underwriter or Underwriter concession, whichever is greater) is waived. Please refer to the section called “Fee Accounts” for additional information on these purchases. Units may be purchased in the initial offering period at a discount equal to the difference between the maximum sales charge of 3.50% of the Public Offering Price per Unit and 0.60% of the Public Offering Price per Unit for purchases by investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive “fee based” charge (“Fee Based”) is imposed (“Fee Accounts”) if the Units are purchased for a Fee Account and the Trust is subject to a Fee Based charge (i.e. the Trust is “Fee Based Eligible”). For example, with respect to a Long-Term Trust such as IM-IT, Fee Based Eligible purchasers would pay a charge of only approximately 0.60%. The Sponsor reserves the right to limit or deny purchases of Units described in this paragraph by investors or selling firms whose frequent trading activity is determined to be detrimental to a Trust.

Employees. Employees, officers and directors (including their spouses (or the equivalent if recognized under local law) and children or step-children under 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons (collectively referred to herein as “related purchasers”)) of Invesco Capital Markets, Inc. and its affiliates and, when permitted, Underwriters and their affiliates may purchase Units at the Public Offering Price less the applicable underwriting commission or less the applicable dealer concession in the absence of an underwriting commission. Employees, officers and directors (including related purchasers) of dealers and their affiliates may purchase Units at the Public Offering Price less the applicable dealer concession. All employee discounts are subject to the policies of the related selling firm. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

Unit Price. The Public Offering Price of Units will vary from the amounts stated under “Summary of Essential Financial Information” in accordance with fluctuations in the prices of the bonds. The price of Units as of the opening of business on the Date of Deposit was determined by adding the applicable sales charge and organization costs to the aggregate offering price of the bonds and dividing the sum by the number of Units outstanding. This price determination was made on the basis of an evaluation of the bonds prepared by the Evaluator using offering prices provided by a third-party pricing service. During the initial offering period, the Evaluator will value the bonds as of the Evaluation Time on days the New York Stock Exchange is open for business and will adjust the Public Offering Price of Units accordingly. The “Evaluation Time” is the close of trading on the New York Stock Exchange on each day that the Exchange is open for regular trading, or earlier on days where the Bond Market Association recommends an early bond market close, provided, however, on the Date of Deposit the “Evaluation Time” will be the close of regular trading on the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission (the “SEC”) becomes effective, if later. The secondary market Public Offering Price per Unit will be equal to the aggregate bid price of the bonds plus the applicable secondary market sales charge and dividing the sum by the number of Units outstanding. For secondary market purposes, this computation will be made by the Evaluator as of the Evaluation Time for each day on which any Unit is tendered for redemption and as necessary. The offering price of bonds may be expected to range approximately from 0.125% to 1.25% more than the bid price.

The Public Offering Price per Unit will be effective for all orders received prior to the Evaluation Time on each business day. Orders received by the Sponsor prior to the Evaluation Time and orders received by authorized financial professionals prior to the Evaluation Time that are properly transmitted to the Sponsor by the time designated by the Sponsor, are priced based on the date of receipt. Orders received by the Sponsor after the Evaluation Time, and orders received by authorized financial professionals after the Evaluation Time or orders received by such persons that are not transmitted to the Sponsor until after the time designated by the Sponsor, are priced based on the date of the next determined Public Offering Price per Unit provided they are received timely by the Sponsor on such date. It is the responsibility of authorized financial professionals to transmit orders received by them to the Sponsor so they will be received in a timely manner.

The aggregate price of the bonds is determined on the basis of bid prices or offering prices, as is appropriate, (a) on the basis of current market prices obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Trusts; (b) if these prices are not available, on the basis of current market prices for comparable bonds; (c) by causing the value of the bonds to be determined by others engaged in the practice of evaluation, quoting or appraising comparable bonds; or (d) by any combination of the above. Market prices of the bonds will generally fluctuate with changes in market interest rates.

A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor’s business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934, as amended (“1934 Act”).

Organization Costs. During the initial offering period, part of the Public Offering Price represents an amount of cash deposited to pay the estimated costs incurred in establishing your Trust. These costs include the costs of preparing documents relating to the Trust (such as the registration statement, prospectus, trust agreement and legal documents), federal and state registration fees, the initial fees and expenses of the Trustee and the initial audit. Your Trust will reimburse us for these costs at the end of the initial offering period or after six months, if earlier. The value of your Units will decline when the Trust deducts these costs from the Trust assets.

Accrued Interest. Accrued interest is an accumulation of unpaid interest on securities which generally is paid by the bonds semi-annually, although each Trust accrues interest daily. Because of this, a Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling after the First Settlement Date, the proportionate share of accrued interest to the settlement date is added to the Public Offering Price of Units. You will receive the amount of accrued interest paid on your Units on the next distribution date. In an effort to reduce the accrued interest which would have to be paid by Unitholders, the Trustee will advance the amount of accrued interest to the Sponsor as the Unitholder of record as of the First Settlement Date. Consequently, the accrued interest added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement, less any distributions from the Interest Account after the First Settlement Date. Because of the varying interest payment dates of the bonds, accrued interest at any point in time will be greater than the amount of interest actually received by a Trust and distributed to Unitholders. If you sell or redeem all or a portion of your Units, you will be entitled to receive your proportionate share of the accrued interest from the purchaser of your Units.

Unit Distribution. Units will be distributed to the public by the Sponsor, other Underwriters, broker-dealers and other selling agents at the Public Offering Price, plus accrued interest. The Sponsor intends to qualify Units for sale in a number of states.

Long-Term, Limited Maturity and 10-20 Year Trust Concessions. During the initial offering period, the Sponsor will sell Units of Long-Term, Limited Maturity or 10-20 Year Trusts to non-Underwriter broker-dealers and selling agents at the Public Offering Price (net of any sales charge discount) less the applicable gross concession or agency commission of 2.60%.

Underwriters other than the Sponsor will sell Units to other broker-dealers and selling agents at the Public Offering Price less a concession or agency commission not in excess of the maximum concession of 2.70%.

Financial Intermediary Transaction Concession – A broker-dealer or other selling firm, other than an Underwriter, purchasing Units directly from the Sponsor during the Trust’s initial offering period as agent for another broker-dealer or selling agent or as part of a riskless principal transaction with another broker-dealer or selling agent will receive an additional concession of 0.10%. The broker-dealer or selling agent receiving the concession must have engaged the other broker-dealer or selling agent in originating the execution and not merely be providing clearing or ministerial services.

Volume Concession — In addition to the concessions or agency commissions described above, all broker-dealers and other selling firms (including Underwriters) will be eligible to receive additional compensation based on total initial offering period sales of all eligible Invesco unit investment trusts during the previous consecutive 12-month period through the end of the most recent month. Eligible sales include all units of any Invesco unit investment trust underwritten or purchased directly from Invesco during a trust’s initial offering period. For purposes of this concession, trusts designated as either “Invesco Unit Trusts, Taxable Income Series” or “Invesco Unit Trusts, Municipal Series” are fixed income trusts, and trusts designated as “Invesco Unit Trusts Series” are equity trusts. The Volume Concession, as applicable to equity and fixed income trust units, is set forth in the following table:

	Volume Concession
Total Sales	Equity Trust	Fixed Income
(in millions)	Units	Trust Units
Less than $25	0.000%	0.100%
$25 but less than $100	0.035%	0.100%
$100 but less than $150	0.050%	0.100%
$150 but less than $250	0.075%	0.100%
$250 but less than $1,000	0.100%	0.100%
$1,000 but less than $5,000	0.125%	0.100%
$5,000 but less than $7,500	0.150%	0.100%
$7,500 or more	0.175%	0.100%

Broker-dealers and other selling firms will not receive the Volume Concession on the sale of units purchased in Fee Accounts, however, such sales will be included in determining whether a firm has met the sales level breakpoints set forth in the Volume Concession table above. Secondary market sales of all unit investment trusts are excluded for purposes of the Volume Concession. Eligible dealer firms and other selling agents include clearing firms that place orders with Invesco and provide Invesco with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker-dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of the concessions or agency commissions from time to time. For a trust to be eligible for this additional compensation, the trust’s prospectus must include disclosure related to this additional compensation.

Additional Information. Certain commercial banks may be making Units available to their customers on an agency basis. A portion of the sales charge paid by these customers (equal to the concessions or agency commissions referred to above) is retained by or remitted to the banks. Any discount provided to investors will be borne by the selling dealer or agent. For secondary market transactions, the Sponsor will sell Units to broker-dealers and selling agents at the Public Offering Price less a concession or agency commission of 80% of the applicable sales charge. Dealers other than the Sponsor may sell Units in the secondary market to other broker-dealers and selling agents at the Public Offering Price less a concession or agency commission not in excess of the secondary market concession allowed to the dealer. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the maximum sales charge applicable to Long-Term, Limited Maturity Trust and 10-20 Year Trusts. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

Sponsor and Underwriter Compensation. The Sponsor may sell Units to Underwriters at the regular Public Offering Price per Unit less a gross concession described in the sections below. For a list of the Underwriters, if any, that have purchased Units from the Sponsor, see “Underwriting”.

The Sponsor will sell Units of the Trust to Underwriters at the regular Public Offering Price per Unit less the concession of 2.90% per Unit underwritten based on a minimum underwriting of 1,000 Units.

The concessions for (a) Units underwritten on the Date of Deposit, (b) Units purchased from the Sponsor by an Underwriter subsequent to the Date of Deposit during a Trust’s initial offering period, and (c) the additional per Unit concession for Underwriters will each also be applied on a dollar basis utilizing an equivalent of $1,000 per Unit and will be applied on whichever basis is more favorable to the Underwriter. Purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued will be subject to the concession amount corresponding to the stated dollar amount of the purchase order, utilizing a $1,000 per Unit equivalent.

In addition, the Sponsor and certain Underwriters will realize a profit or loss, as a result of the difference between the price paid for the bonds by the Sponsor and the cost of the bonds to a Trust. See “Portfolio” and “Notes to Portfolio”. The Sponsor and the Underwriters may also realize profits or losses with respect to bonds which were acquired by the Sponsor from underwriting syndicates of which they were members. The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates from which the bonds were acquired. Underwriters may further realize profit or loss during the initial offering period as a result of possible fluctuations in the market value of the bonds since all proceeds received from purchasers of Units (excluding dealer concessions or agency commissions allowed, if any) will be retained by the Underwriters. Affiliates of an Underwriter are entitled to the same dealer concessions or agency commissions that are available to the Underwriter. In addition to any other benefits Underwriters may realize from the sale of Units, the Sponsor will share with certain Underwriters a portion of any gain represented by the difference between the cost of the bonds to the Sponsor and the evaluation of the bonds on the Date of Deposit (less deductions for accrued interest and certain costs). For Underwriters who either (a) underwrite at least 1,000 Units or (b) submit an Underwriter purchase order of at least $1,000,000, the Sponsor will share 50% of that portion of the gain that relates to the Units actually underwritten by such Underwriters. With respect to the Volume Concession, as described under “Unit Distribution – Volume Concession Based on Annual Sales,” Underwriters will receive a Volume Concession of 0.100% on the Units actually underwritten. The Sponsor and certain of the other Underwriters will also realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold in connection with maintaining a secondary market for Units and will also realize profits or losses resulting from a redemption of repurchased Units at a price above or below the purchase price.

We may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell Units of Trusts and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisers for past sales. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of Trusts and our other products. Fees may include payment for travel expenses, including lodging, incurred in connection with trips taken by invited registered representatives for meetings or seminars of a business nature. These arrangements will not change the price you pay for your Units.

Market for Units. Although not obligated to do so, the Sponsor intends to, and certain of the other Underwriters may, maintain a market for Units and offer to purchase Units at prices, subject to change at any time, based upon the aggregate bid prices of the bonds plus accrued interest and any principal cash on hand, less any amounts representing taxes or other governmental charges payable out of the Trust and less any accrued Trust expenses. If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor and/or the Underwriters may either discontinue all purchases of Units or discontinue purchases of Units at these prices. If a market is not maintained and the Unitholder cannot find another purchaser, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See “Rights of Unitholders--Redemption of Units”. A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in any price in excess of the Redemption Price and, if so, the amount thereof. With respect to Units of Trusts with a deferred sales charge, any such Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Sponsor of any tender of Units for redemption. If the Sponsor’s bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which the Units would otherwise have been redeemed by the Trustee.

FEE ACCOUNTS

As described above, Units may be available for purchase by investors in Fee Accounts where the Trust is Fee Based Eligible. You should consult your financial professional to determine whether you can benefit from these accounts. For these purchases you generally only pay a charge of approximately 0.60%. You should consult the “Public Offering--Reducing Your Sales Charge” section for specific information on this and other sales charge discounts. That section governs the calculation of all sales charge discounts. The Sponsor reserves the right to limit or deny purchases of Units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to a Trust.

RIGHTS OF UNITHOLDERS

Distributions of Interest and Principal. Interest received by a Trust, pro rated on an annual basis, will be distributed monthly. The amount and time of the first distribution is described under “Summary of Essential Financial Information.” In addition, a Trust that has elected to be structured as a “regulated investment company” for federal tax purposes may make additional required distributions at the end of each year.

Interest received by a Trust, including that part of the proceeds of any disposition of bonds which represents accrued interest, is credited by the Trustee to the Interest Account. Other receipts are credited to the Principal Account. After deduction of amounts sufficient to reimburse the Trustee, without interest, for any amounts advanced and paid to the Sponsor as the Unitholder of record as of the First Settlement Date, interest received will be distributed on each distribution date to Unitholders of record as of the preceding record date. All distributions will be net of estimated expenses. The Trustee is not required to pay interest on funds held in the Principal or Interest Account (but may itself earn interest thereon and therefore benefits from the use of these funds). Should the amount available for distribution in the Principal Account equal or exceed $5.00 per Unit, the Trustee will make a distribution from the Principal Account on the next monthly distribution date to Unitholders of record on the related monthly record date. However, funds in the Principal Account will be distributed on the last distribution date of each calendar year to Unitholders of record as of the preceding record date if the amount available for distribution shall equal at least $1.00 per Unit.

Because interest payments are not received by a Trust at a constant rate throughout the year, interest distributions may be more or less than the amount credited to the Interest Account as of the record date. For the purpose of minimizing fluctuations in interest distributions, the Trustee is authorized to advance amounts necessary to provide interest distributions of approximately equal amounts. The Trustee is reimbursed for these advances from funds in the Interest Account on the next record date. Persons who purchase Units between a record date and a distribution date will receive their first distribution on the second distribution date after the purchase.

Redemption of Units. All or a portion of your Units may be tendered to The Bank of New York Mellon, the Trustee, for redemption at Unit Investment Trust Division, 111 Sanders Creek Parkway, East Syracuse, New York 13057, on any day the New York Stock Exchange is open. No redemption fee will be charged by the Sponsor or the Trustee, but you are responsible for applicable governmental charges, if any. Units redeemed by the Trustee will be canceled. You may redeem all or a portion of your Units by sending a request for redemption to your bank or broker-dealer through which you hold your Units. No later than two business days (or any shorter period as may be required by the applicable rules under the 1934 Act) following satisfactory tender, the Unitholder will receive an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of the tender of Units. The “date of tender” is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after the Evaluation Time on days of trading on the New York Stock Exchange, the date of tender is the next day on which that Exchange is open and the Units will be deemed to have been tendered to the Trustee on that day for redemption at the Redemption Price. Redemption requests received by authorized financial professionals prior to the Evaluation Time that are properly transmitted to the Trustee by the time designated by the Trustee, are priced based on the date of receipt. Redemption requests received by the Trustee after the Evaluation Time, and redemption requests received by authorized financial professionals after the Evaluation Time or redemption requests received by such persons that are not transmitted to the Trustee until after the time designated by the Trustee, are priced based on the date of the next determined redemption price provided they are received timely by the Trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the Trustee so they will be received in a timely manner. Certain broker-dealers or selling firms may charge an order handling fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such fees.

Under Internal Revenue Service regulations, the Trustee is required to withhold a specified percentage of a Unit redemption if the Trustee has not received the Unitholder’s tax identification number as required by such regulations. Any amount withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a return. Under normal circumstances the Trustee obtains the Unitholder’s tax identification number from the selling broker. However, at any time a Unitholder elects to tender Units for redemption, the Unitholder should provide a tax identification number to the Trustee in order to avoid this possible “back-up withholding.”

The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the bid price of the bonds as of the Evaluation Time on days of trading on the New York Stock Exchange on the date any such determination is made. The Evaluator determines the Redemption Price per Unit on days Units are tendered for redemption. The Redemption Price per Unit is the pro rata share of each Unit on the basis of (i) the cash on hand in the Trust or moneys in the process of being collected, (ii) the value of the bonds based on the bid prices of the bonds, (iii) accrued interest, less (a) amounts representing taxes or other governmental charges, (b) the accrued Trust expenses and (c) for Trusts with a deferred sales charge, any unpaid deferred sales charge payments. During the initial offering period, the Redemption Price and secondary market repurchase price are not reduced by estimated organization costs. The value of the bonds may be determined by employing any of the methods set forth in “Public Offering--Unit Price.” Accrued interest paid on redemption shall be withdrawn from the Interest Account or, if the balance therein is insufficient, from the Principal Account. All other amounts will be withdrawn from the Principal Account. Units so redeemed shall be cancelled.

The price at which Units may be redeemed could be less than the price paid by the Unitholder and may be less than the par value of the bonds represented by the Units redeemed. The Trustee may sell bonds to cover redemptions. When bonds are sold, the size and diversity of the Trust will be reduced. Sales may be required at a time when bonds would not otherwise be sold and might result in lower prices than might otherwise be realized.

The Trustee reserves the right to satisfy any redemption of 1,000 or more Units with an aggregate redemption price of $1,000,000 or more in an in kind distribution of bonds. An in kind distribution of bonds will be made by the Trustee through the distribution of each of the bonds in the Trust in book-entry form to the account of the Unitholder’s broker-dealer at Depository Trust Company. Amounts representing fractional portions of a bond will be distributed in cash. The Trustee may adjust the bonds included in a Unitholder’s in kind distribution to facilitate the distribution of whole bonds. Special tax consequences will result if a Unitholder receives an in kind distribution.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the bonds is not reasonably practicable, or for other periods as the SEC may by order permit. Under certain extreme circumstances the Sponsor may apply to the SEC for an order permitting a full or partial suspension of the right of Unitholders to redeem their Units.

Exchange Option. When you redeem Units of your Trust or when your Trust terminates, you may be able to exchange your Units for units of other Invesco unit trusts. An exchange does not avoid a taxable disposition of your redeemed Units. You should contact your financial professional for more information about trusts currently available for exchanges. Before you exchange Units, you should read the prospectus of the new trust carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. We may discontinue this option at any time. The exchange will generally be treated as a sale and a taxable transaction for federal and state income tax purposes.

Units. Ownership of Units is evidenced in book-entry form only and will not be evidenced by certificates. Units purchased or held through your bank or broker-dealer will be recorded in book-entry form and credited to the account of your bank or broker-dealer at the Depository Trust Company (“DTC”). Units are transferable by contacting your bank or broker-dealer through which you hold your Units. Transfer, and the requirements therefore, will be governed by the applicable procedures of DTC and your agreement with the DTC participant in whose name your Units are registered on the transfer records of DTC.

Reports Provided. Unitholders will receive a statement of interest and other receipts received for each distribution. For as long as the Sponsor deems it to be in the best interest of Unitholders, the accounts of each Trust will be audited annually by an independent registered public accounting firm and the report of the accountants will be furnished to Unitholders upon request. Within a reasonable period of time after the end of each year, the Trustee will furnish to each person who was a registered Unitholder during that year a statement describing the interest and principal received on the bonds, actual Trust distributions, Trust expenses, a list of the bonds and other Trust information. Unitholders will be furnished the Evaluator’s evaluations of the bonds upon request to the Trustee. If you have questions regarding your account or your Trust, please contact your financial advisor or the Trustee. The Sponsor does not have access to individual account information.

INSURANCE ON THE BONDS

Insurance may have been obtained guaranteeing prompt payment of interest and principal, when due, in respect of certain of the bonds in your Trust. The premium for any preinsured bond insurance has been paid by the issuer, by a prior owner of the bonds and any policy is non-cancelable and will continue in force so long as the bonds so insured are outstanding and the preinsured bond insurer remains in business. The preinsured bond insurers are described in “Portfolio” and the notes thereto. More detailed information regarding insurance on the bonds and the preinsured bond insurers is included in the Information Supplement. See “Additional Information.”

Each insurer is subject to regulation by the department of insurance in the state in which it is qualified to do business. Such regulation, however, is no guarantee that each insurer will be able to perform on its contract of insurance in the event a claim should be made. The financial information with respect to each insurer appears in reports filed with state insurance regulatory authorities and is subject to audit and review by such authorities. No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the dates thereof.

Bond Insurers. Any downgrade in the rating of an insurer of the bonds in the Trust may result in a downgrade in the rating of the issuer of the related bond and therefore may have a material adverse effect on the value of the bonds in the Trust and the value of your Units. The following is a description of the various bond insurers:

ACA Financial Guaranty Corporation (“ACA Financial Guaranty”). On December 15, 2008, S&P withdrew the financial strength, financial enhancement, and issuer credit ratings of ACA Financial Guaranty.

Ambac Assurance Corporation (“Ambac”). On November 8, 2010, Ambac Financial Group, Inc., the holding company of Ambac, announced that it has filed for a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). Ambac Financial Group, Inc. will continue to operate in the ordinary course of business as “debtor-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court. On November 30, 2010, S&P withdrew the counterparty credit, financial strength, and financial enhancement ratings of Ambac at the company’s request. The November 30, 2010 rating action followed a directive by the Commissioner of Insurance of the State of Wisconsin to Ambac to establish a segregated account for certain insured exposure, primarily policies related to credit derivatives, residential mortgage backed securities, and other structured finance transactions. On April 7, 2011, Moody’s withdrew the insurance financial strength (“IFS”) rating of Ambac Assurance.

Assured Guaranty Corp. (“Assured Guaranty”) and Assured Guaranty Municipal Corp. (“Assured Municipal”) (formerly Financial Security Assurance, Inc. (“FSA”)). On July 1, 2009, Assured Guaranty Ltd. (“Assured”), the parent company of Assured Guaranty, completed the purchase of Financial Security Assurance Holdings Ltd., the parent of financial guaranty insurance company, FSA. Effective November 9, 2009, FSA was renamed “Assured Municipal.” In certain states, Assured Municipal may operate under its prior name. Assured Municipal, a separately capitalized company, provides municipal bond insurance, while Assured Guaranty provides financial guaranty insurance to both the municipal and structured finance sectors. On April 1, 2015, Assured Guaranty acquired all issued and outstanding shares of Radian Asset Assurance, Inc. All prior obligations of Radian Asset are now obligations of Assured Guaranty. On January 17, 2013, Moody’s downgraded the IFS ratings of Assured Guaranty to A3 from Aa3 and of Assured Municipal to A2 from Aa3, both with a stable outlook. These ratings were affirmed on August 8, 2016. On March 18, 2014 S&P raised the counterparty credit and financial strength ratings of both Assured Guaranty and Assured Municipal to AA from AA-, with a stable outlook. On July 26, 2017, S&P affirmed its AA financial strength rating of Assured Guaranty, with a stable outlook. Also on June 26, 2017, S&P affirmed its A long-term counterparty credit rating for the parent company Assured, with a stable outlook.

Berkshire Hathaway Assurance Corp. (“BHAC”). On April 8, 2009, Moody’s downgraded the IFS rating of BHAC from Aaa to Aa1, with a stable outlook. This downgrade reflects Moody’s view concerning “the impact on Berkshire’s key businesses of the severe decline in equity markets over the past year as well as the protracted economic recession.” On February 4, 2010, S&P lowered the financial strength rating of BHAC from AAA to AA+, with a stable outlook, reflecting S&P’s view that Berkshire’s overall capital adequacy has weakened to levels no longer consistent with a AAA rating and is not expected to return to extremely strong levels in the near term. On August 11, 2015, S&P placed the AA+ financial strength rating of BHAC on CreditWatch Negative. This action follows Berkshire Hathaway’s announcement of an agreement to acquire the debt of Precision Castparts Corp and reflects uncertainty surrounding the funding of the acquisition and its effect on cash resources and leverage at the holding-company level.

Build America Mutual Assurance Company (“BAM”). On July 23, 2012, S&P assigned an initial rating of AA to BAM’s financial strength and counterparty credit ratings, with a stable outlook. These ratings were based upon S&P’s view that BAM holds a very strong competitive position with low industry risk, along with extremely strong capital adequacy and strong operating performance. The AA rating was affirmed on June 25, 2018, and again on June 27, 2019, and maintains a stable outlook.

CIFG Assurance North America, Inc. (“CIFG”). On November 11, 2009, Moody’s announced that it will withdraw the IFS rating of CIFG. On February 16, 2010, S&P withdrew the counterparty credit, financial strength, and financial enhancement ratings of CIFG.

Financial Guaranty Insurance Company (“FGIC”). On March 24, 2009, Moody’s withdrew the IFS rating of FGIC. On April 22, 2009, S&P withdrew the counterparty credit, financial strength, and financial enhancement ratings of FGIC. On November 24, 2009, FGIC announced that pursuant to an order of the New York Insurance Department, the company must suspend any and all claims payments until it has removed the impairment of its capital and restored to compliance its minimum surplus to policyholders requirement.

Municipal Assurance Corporation (“MAC”). On March 18, 2014, S&P raised its financial strength and enhancement rating on MAC from AA- to AA. The rating action reflects S&P’s view that MAC’s competitive position remains strong relative to its peers’ in the bond industry. S&P continues to view MAC as having a stable outlook.

National Public Finance Guarantee Corporation (“National Guarantee”) (formerly MBIA Insurance Corp. of Illinois (“MBIA Illinois”) and MBIA Insurance Corporation (“MBIA Corp.”)). On February 18, 2009, MBIA, Inc., the parent company of MBIA Corp., announced the restructuring of its financial guaranty insurance operations following the approval of the New York and Illinois insurance regulators. The restructuring involves the segregation of its financial guaranty insurance operations into two separately capitalized sister companies, with MBIA Illinois assuming the risk associated with its US municipal exposures, and with MBIA Corp. insuring the remainder of the portfolio, including all international and structured finance exposures. Business recently ceded to MBIA Corp. from FGIC has been assigned to MBIA Illinois. On March 19, 2009, MBIA Illinois formally changed its name to National Public Finance Guarantee Corporation.

National Guarantee is a wholly owned subsidiary of MBIA, Inc. and independently capitalized with $5.6 billion in claims-paying resources as of December 31, 2010. In certain states, National Guarantee may operate under its prior name. On May 21, 2013, Moody’s upgraded the IFS rating of National Guarantee to Baa1 from Baa2, with a positive outlook. The May 21, 2013, rating action reflects National Guarantee’s improved credit profile following the repayment of the loan from its weaker affiliate, MBIA Corp., and the termination of the litigation related to the 2009 restructuring. On May 21, 2014, Moody’s upgraded its IFS rating of National Guarantee to A3 from Baa1, with a stable outlook. On July 2, 2014, Moody’s affirmed its A3 IFS rating of National Guarantee but downgraded the outlook on the rating from stable to negative. On May 20, 2016, Moody’s affirmed its A3 IFS rating of National Guarantee with a negative outlook.

On May 10, 2013, S&P raised the counterparty credit, financial strength, and financial enhancement ratings of National Guarantee to A from BB, with a stable outlook. On March 18, 2014, S&P raised the counterparty credit, financial strength and financial enhancement ratings of National Guarantee to AA- from A, with a stable outlook. On June 26, 2017, S&P lowered its financial strength rating of National Guarantee to A, with a stable outlook. The downgrade of National Guarantee reflects S&P’s view that National Guarantee’s business risk profile is weaker than its peers’, as National Guarantee has struggled to gain wide market acceptance. On December 1, 2017, S&P affirmed its A financial strength rating of National Guarantee with a stable outlook. Immediately thereafter, at the request of National Guarantee, S&P withdrew its rating.

On May 21, 2013, Moody’s upgraded the IFS rating of MBIA Corp. to B3 from Caa2, with a positive outlook. On May 27, 2014, Moody’s upgraded its IFS rating of MBIA Corp. to B2 from B3, with a stable outlook. On March 3, 2015, Moody’s affirmed its B2 IFS rating of MBIA Corp. but downgraded the outlook on the rating from stable to negative. On January 19, 2016, Moody’s downgraded its IFS rating of MBIA Corp. to B3 from B2 and placed the rating on review for further downgrade. On May 20, 2016, Moody’s downgraded its IFS rating of MBIA Corp. to Caa1 from B3, with a negative outlook. On December 2, 2016, Moody’s affirmed its Caa1 IFS rating of MBIA Corp. and upgraded the outlook on the rating from negative to developing.

On June 26, 2014, S&P issued a B financial strength rating for MBIA Corp. with a stable outlook. On June 15, 2016, S&P downgraded its financial strength rating of MBIA Corp. to CCC from B, with a negative outlook. On June 26, 2017, S&P affirmed its CCC financial strength rating of MBIA Corp. and upgraded its outlook from negative to stable. On December 1, 2017, S&P affirmed its CCC financial strength rating of MBIA Corp. with a stable outlook. Immediately thereafter, at the request of MBIA Corp., S&P withdrew its rating.

On March 18, 2014, S&P raised its counterparty credit rating of MBIA, Inc., to A- from BBB with a stable outlook. On June 26, 2017, S&P lowered its counterparty credit rating of MBIA, Inc., to BBB, with a stable outlook. S&P’s downgrade of MBIA, Inc., reflects its structural subordination to National Guarantee. On December 1, 2017, S&P affirmed its BBB issuer credit rating of MBIA, Inc., with a stable outlook. Immediately thereafter, at the request of MBIA, Inc., S&P withdrew its rating.

On May 21, 2013, Moody’s upgraded its senior unsecured debt rating of MBIA, Inc., to Ba3 from Caa1, with a positive outlook. On May 21, 2014, Moody’s upgraded its senior unsecured debt rating of MBIA, Inc., to Ba1 from Ba3, with a stable outlook. On July 2, 2014, Moody’s downgraded its outlook on the Ba1 rating from stable to negative. On May 20, 2016, Moody’s affirmed its Ba1 senior unsecured debt rating of MBIA, Inc., with a negative outlook.

Syncora Guarantee Inc. (“Syncora Guarantee”) (formerly XL Capital Assurance Inc. (“XLCA”)). On March 9, 2009, Moody’s downgraded the insurance financial strength rating of Syncora Guarantee from Caa1 to Ca, with a developing outlook. On July 28, 2010, S&P withdrew the counterparty credit, financial strength and financial enhancement ratings of Syncora Guarantee.

TRUST ADMINISTRATION

Sponsor. Invesco Capital Markets, Inc. is the Sponsor of your Trust. The Sponsor is a wholly owned subsidiary of Invesco Advisers, Inc. (“Invesco Advisers”). Invesco Advisers is an indirect wholly owned subsidiary of Invesco Ltd., a leading independent global investment manager that provides a wide range of investment strategies and vehicles to its retail, institutional and high net worth clients around the globe. The Sponsor’s principal office is located at 11 Greenway Plaza, Houston, Texas 77046-1173. As of March 31, 2021, the total stockholders’ equity of Invesco Capital Markets, Inc. was $87,494,142.56 (unaudited). The current assets under management and supervision by Invesco Ltd. and its affiliates were valued at approximately $1,404.1 billion as of March 31, 2021.

The Sponsor and your Trust have adopted a code of ethics requiring Invesco Ltd.’s employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Trust. The Information Supplement contains additional information about the Sponsor.

If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

Trustee. The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 240 Greenwich Street - 22W, New York, New York 10286, telephone (800) 856-8487. If you have any questions regarding your account or your Trust, please contact the Trustee at its principal unit investment trust division offices or your financial advisor. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee’s qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor’s ability to remove and replace the Trustee. See “Additional Information.”

Portfolio Administration. The Trusts are not managed funds and, except as provided in the Trust Agreement, bonds generally will not be sold or replaced. The Sponsor may, however, direct that bonds be sold in certain limited situations to protect the Trust based on advice from the Supervisor. These situations may include default in interest or principal payments on the bonds or other obligations of an issuer, an advanced refunding or institution of certain legal proceedings. In addition, the Trustee may sell bonds designated by the Supervisor for purposes of redeeming Units or payment of expenses. The Supervisor will consider a variety of factors in designating bonds to be sold including interest rates, market value and marketability. Except in limited circumstances, the Trustee will generally reject any offer by an issuer to issue bonds in exchange or substitution for the bonds (such as a refunding or refinancing plan). The Trustee will promptly notify Unitholders of any exchange or substitution. The Information Supplement contains a more detailed description of circumstances in which bonds may be sold or replaced. See “Additional Information.”

If a Trust is structured as a “regulated investment company” for federal tax purposes, the Sponsor may direct the reinvestment of proceeds of the sale of bonds if the sale is the direct result of serious adverse credit factors which, in the opinion of the Sponsor, would make retention of the bonds detrimental to the Trust. In such a case, the Sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in the trust on the Date of Deposit. The Sponsor may also instruct the Trustee to take action necessary to ensure that such a Trust continues to satisfy the qualifications of a regulated investment company and to avoid imposition of tax on undistributed income of the Trust.

Replacement Bonds. No assurance can be given that a Trust will retain its present size or composition because bonds may be sold, redeemed or mature from time to time and the proceeds will be distributed to Unitholders and will not be reinvested. In the event of a failure to deliver any bond that has been purchased under a contract (“Failed Bonds”), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other bonds (“Replacement Bonds”) to make up the original portfolio of a Trust. Replacement Bonds must be purchased within 20 days after delivery of the notice of the failed contract and the purchase price (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds must be substantially identical to the Failed Bonds in terms of (i) the exemption from federal and state taxation, (ii) maturity, (iii) yield to maturity and current return and (iv) Standard & Poor’s or Moody’s ratings. The Trustee shall notify all Unitholders of a Trust within five days after the acquisition of a Replacement Bond and shall make a pro rata distribution of the amount, if any, by which the cost of the Failed Bond exceeded the cost of the Replacement Bond plus accrued interest. If Failed Bonds are not replaced, the Sponsor will refund the sales charge attributable to the Failed Bonds to all Unitholders of the Trust and distribute the principal and accrued interest (at the coupon rate of the Failed Bonds to the date of removal from the Trust) attributable to the Failed Bonds within 30 days after removal. All interest paid to a Unitholder which accrued after the expected date of settlement for Units will be paid by the Sponsor and accordingly will not be treated as tax-exempt income. If Failed Bonds are not replaced, the Estimated Net Annual Interest Income per Unit would be reduced and the Estimated Current Return and Estimated Long-Term Return might be lowered. Unitholders may not be able to reinvest their proceeds in other securities at a yield equal to or in excess of the yield of the Failed Bonds.

Amendment of Trust Agreement. The Sponsor and the Trustee may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not materially adversely affect the interest of the Unitholders (as determined in good faith by the Sponsor and the Trustee) or to maintain the tax status of a Trust. The Trust Agreement may not be amended to increase the number of Units or to permit the acquisition of bonds in addition to or in substitution for any of the bonds initially deposited in a Trust, except for the substitution of certain refunding bonds. The Trustee will notify Unitholders of any amendment.

Termination of Trust Agreement. A Trust will terminate upon the redemption, sale or other disposition of the last bond held in the Trust. A Trust may also be terminated at any time by consent of Unitholders of 75% of the Units then outstanding or by the Trustee when the value of the Trust is less than 20% of the original principal amount of bonds. A Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Underwriters, including the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the principal amount of the bonds initially deposited in such Trust. If a Trust is liquidated because of the redemption of unsold Units by the Underwriter, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trustee will notify each Unitholder of any termination within a reasonable time and will then liquidate any remaining bonds. The sale of bonds upon termination may result in a lower amount than might otherwise be realized if the sale was not required at that time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount of bonds per Unit or value at the time of purchase. The Trustee will distribute to each Unitholder his share of the balance of the Interest and Principal Accounts after deduction of costs, expenses or indemnities. The Unitholder will receive a final distribution statement with this distribution. When the Trustee in its sole discretion determines that any amounts held in reserve are no longer necessary, it will distribute these amounts to Unitholders. The Information Supplement contains further information regarding termination of a Trust. See “Additional Information.”

Limitation on Liabilities. The Sponsor, Supervisor, Evaluator and Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the bonds. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or governmental charges imposed on the bonds, on it as Trustee under the Trust Agreement or on a Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Trustee and Sponsor may rely on any evaluation furnished by the Evaluator and have no responsibility for the accuracy thereof. Determinations by the Evaluator shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment.

FEDERAL TAX STATUS

This is a general discussion of certain federal income tax consequences arising from the purchase, ownership and disposition of Units of a Trust that intends to qualify as a “regulated investment company” for federal income tax purposes. Tax laws and interpretations are subject to change, possibly with retroactive effect. Substantial changes to the federal tax law were passed and signed into law in December 2017, many of which became effective in 2018 and may affect your investment in a Trust in a number of ways, including possible unintended consequences. This summary does not describe all of the tax consequences to all taxpayers. The summary is limited to investors who hold the Units as “capital assets” (generally, property held for investment) within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”). Unitholders should consult their own tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units.

Tax Status of the Trusts. The Trusts have elected to qualify and intend to qualify annually as regulated investment companies under Subchapter M of the Code. To qualify as a regulated investment company, a Trust must distribute to its Unitholders at least 90% of its investment company taxable income (which includes, among other items, dividends, taxable interest, if any, and the excess of net short-term capital gains over net long-term capital losses) and 90% of its tax-exempt interest income, and meet certain diversification of assets, source of income, and other requirements. By meeting these requirements, a Trust generally will not be subject to federal income tax on investment company taxable income, and on net capital gains (the excess of net long-term capital gains over net short-term capital losses) reported by a Trust as capital gain dividends, distributed to Unitholders. A Trust can also avoid an annual nondeductible 4% excise tax if each calendar year it distributes substantially all of its ordinary income, short- and long-term capital gain, and any previously undistributed and untaxed amounts.

If for any taxable year a Trust did not qualify as a regulated investment company, all of its taxable income would be subject to tax at regular corporate rates without any deduction for distributions to Unitholders, and any distributions would be taxable to the Unitholders as ordinary dividends to the extent of such Trust’s current or accumulated earnings and profits. Such distributions generally would be eligible for the dividends received deduction in the case of corporate Unitholders and the lower federal income tax rate currently applicable to qualifying dividend income for individual Unitholders, provided certain holding period requirements were satisfied by the Trust and the respective Unitholders.

The Trusts may be subject to state or local tax in jurisdictions in which the Trusts are organized or may be deemed to be doing business.

Distributions. Each Trust intends to make sufficient distributions of investment company taxable income, if any, capital gains, if any, and exempt-interest dividends each year in order to qualify as a regulated investment company and generally to avoid Trust-level federal income or excise taxes. Each Trust intends to be eligible to distribute exempt-interest dividends to Unitholders by holding a sufficient amount of its assets in bonds generating interest that is exempt from federal income taxation under Section 103 of the Code. Such exempt-interest dividends are not subject to regular federal income tax, but may be subject to alternative minimum tax.

Distributions of investment company taxable income (including net short-term capital gains), if any, are taxable to Unitholders as ordinary income, and generally will not qualify for treatment as qualified dividend income currently taxed at a maximum federal rate of 20% for individual Unitholders or for the dividends-received deduction for corporate Unitholders. Any income from your Trust that you must take into account for federal tax purposes is not reduced by amounts used to pay a deferred sales charge, if any.

Net capital gains of a Trust (net long-term capital gain over net short-term capital loss), if any, realized and distributed by such Trust and reported as capital gain dividends are taxable to Unitholders as long-term capital gains currently at a maximum rate of 20%, without regard to the length of time the Unitholder may have held his or her Units in the Trust. Capital gain dividends are not eligible for the dividends-received deduction for corporate Unitholders. In determining the amount of capital gains to be distributed by a Trust, any capital loss carry over from a prior year will be taken into account in determining the amount of net long-term capital gain. Taxable distributions are taxable to investors whether received in cash or reinvested in additional Units.

When the bonds owned by the Trusts were issued, special bond counsel issued opinions that the interest on the bonds is not subject to regular federal income tax (except in the limited circumstances referred to below). Payments that a Trust receives on a bank letter of credit, guarantee or insurance policy because the bond issuer has defaulted should be treated as payments on the bond, namely as payments of principal or interest that are not subject to regular federal income tax or taxable market discount or capital gain. The tax-exempt status of the interest depends on compliance by the issuer and others with ongoing requirements, and the opinions of bond counsel assume that these requirements will be met. However, there is no guarantee that the issuers (and other users) will comply with these requirements.

A Trust may have to accrue and distribute income not yet received if it invests in bonds issued at a discount. A Trust may be required to sell bonds that it otherwise would have continued to hold in order to generate sufficient cash to make this distribution.

The interest on some private activity bonds is a preference item included in alternative minimum taxable income. Each year the Trusts will give to Unitholders a report showing the percentage of the Trust’s income that is a preference item. In addition, alternative minimum taxable income of a corporate Unitholder is increased by part of the excess of its “adjusted current earnings” (an alternative measure of income that includes interest on all tax exempt securities) over the amount otherwise determined to be alternative minimum taxable income. Therefore, the exempt-interest dividends may cause a Unitholder to have to pay the federal alternative minimum tax or may increase the amount of that tax payable by a Unitholder already subject to federal alternative minimum tax.

The Trusts may own bonds originally issued at a discount. In general, original issue discount is the difference between the price at which a bond was issued and its stated redemption price at maturity. Original issue discount on tax-exempt bonds accrues as tax-exempt interest over the life of the bond. A Trust’s adjusted tax basis for a bond issued with original issue discount will include original issue discount accrued during the period it held the bond. A Trust may also pay a premium when it buys a bond, even a bond issued with original issue discount. A Trust may be required to amortize the premium over the term of the bond and reduce its basis for the bond even though it does not get any deduction for the amortization. Therefore, sometimes the Trust may have a taxable gain when it sells a bond for an amount equal to or less than its original tax basis.

Unitholders may receive ordinary income dividends from a Trust if the Trust sells or redeems bonds that were acquired at a market discount, or sells bonds at a short term capital gain. In general, the Internal Revenue Service (“IRS”) will treat Bonds as market discount bonds when the cost of the bond, plus any original issue discount that has not yet accrued, is less than the amount due to be paid at the maturity of the bond. The IRS generally taxes all or a portion of the gain on the sale of a market discount bond as ordinary income when the bond is sold, redeemed or paid. The portion of the gain taxed by the IRS as ordinary income is equal to the portion of the market discount that has accrued since the seller purchased the bond.

Some of the bonds held by the Trusts may lose their tax-exempt status while they are owned by a “substantial user” of the facilities being financed with the proceeds of those bonds, or by persons related to a substantial user. A “substantial user” is a person whose gross revenue derived with respect to the facilities financed by the bonds is more than 5% of the total revenue derived by all users of those facilities, or who occupies more than 5% of the usable area of the facilities or for whom the facilities or a part thereof were specifically constructed, reconstructed or acquired. “Related persons” are certain related individuals, affiliated corporations, partners and partnerships. This rule would not change the tax-exempt status of interest on bonds held by other persons. These rules may apply to a Unitholder who receives exempt-interest dividends attributable to interest on bonds that financed facilities for which such Unitholder or a related person is a “substantial user.”

Individuals must take exempt-interest dividends into consideration in computing the portion, if any, of social security benefits that will be included in their gross income and subject to federal income tax.

If a Trust declares dividends in October, November or December that are payable to Unitholders of record on a date during those months, Unitholders must take the dividends into account for tax purposes in the year the dividend was declared, if the dividend is paid either in the year declared or in January of the following year.

Ordinary, exempt-interest and capital gain dividends will be taxable as described above whether received in cash or reinvested in additional Units.

If a Trust invests in securities of foreign issuers, it may be subject to withholding and other similar income taxes imposed by a foreign country. Dividends and distributions may also be subject to state and local taxes.

Investors should carefully consider the tax implications of buying Units prior to a distribution by a Trust. The price of Units purchased at that time includes the amount of the forthcoming distributions. Distributions by a Trust reduce the net asset value of such Trust’s Units, and if a distribution reduces the net asset value below a Unitholder’s cost basis, such distribution, nevertheless, could be taxable to the Unitholder as ordinary income or capital gain as described above, even though, from an economic standpoint, it may constitute a partial return of capital.

Sale or Redemption of Units. Upon the taxable disposition (including a sale or redemption) of Units of a Trust, a Unitholder may realize a gain or loss depending upon such Unitholder’s adjusted tax basis in the Units and the amount of sale or redemption proceeds. Such gain or loss will be treated as capital gain or loss if the Units are capital assets in the Unitholder’s hands, and will be long-term or short-term, generally depending upon the Unitholder’s holding period for the Units. Non-corporate Unitholders are currently subject to tax at a maximum federal rate of 20% on capital gains resulting from the disposition of Units held for more than 12 months. However, a loss realized by a Unitholder on the disposition of Units with respect to which capital gains dividends have been paid will, to the extent of such capital gain dividends, also be treated as long-term capital loss if such shares have been held by the Unitholder for six months or less. Further, a loss realized on a disposition will be disallowed to the extent the Units disposed of are replaced (whether by reinvestment of distributions or otherwise) within a period of 61 days beginning 30 days before and ending 30 days after the Units are disposed of. In such a case, the basis of the Units acquired will be adjusted to reflect the disallowed loss. Capital losses in any year are deductible only to the extent of capital gains plus, in the case of a non-corporate taxpayer, $3,000 of ordinary income ($1,500 for married individuals filing separately).

The Foreign Account Tax Compliance Act (“FATCA”). A 30% withholding tax on your Trust’s distributions, including capital gains distributions generally applies if paid to a foreign entity unless: (i) if the foreign entity is a “foreign financial institution” as defined under FATCA, the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” it identifies certain of its U.S. investors or (iii) the foreign entity is otherwise excepted under FATCA. If required under rules above and subject to the applicability of any intergovernmental agreements between the United States and the relevant foreign country, withholding under FATCA may apply. Under existing regulations, FATCA withholding on gross proceeds from the sale of Units and capital gain distributions from your Portfolio took effect on January 1, 2019; however, recently proposed U.S. tax regulations, if finalized in their proposed form, would eliminate FATCA withholding on such types of payments. If withholding is required under FATCA on a payment related to your Units, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) on such payment generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction. Your Trust will not pay any additional amounts in respect of amounts withheld under FATCA. You should consult your tax advisor regarding the effect of FATCA based on your individual circumstances.

Backup Withholding. The Trusts generally must withhold and pay over to the U.S. Treasury as backup withholding at a current rate of 24% of the taxable dividends and other distributions paid to any individual Unitholder who either does not supply its taxpayer identification number, has not reported all of its dividends and interest income, or does not certify to a Trust that he or she is not subject to withholding. The social security number of an individual is his or her taxpayer identification number. Backup withholding also may be required for a Unitholder upon notification of the Trust by the IRS. Backup withholding is not an additional tax and any amounts withheld may be credited against a Unitholder’s ultimate federal income tax liability if proper documentation is provided.

Foreign Withholding. Unitholders who are not U.S. persons should consult their tax adviser regarding the U.S. and foreign tax consequences of ownership of Units, including the possibility that such a Unitholder may be subject to a U.S. withholding tax at a rate of 30% (or at a lower rate under an applicable income tax treaty) on amounts received from a Trust.

Information Statements. After the end of each fiscal year for a Trust, the Trustee will furnish to each Unitholder a statement containing information regarding the amount of exempt-interest dividends, ordinary dividends, and capital gain dividends distributed to such Unitholder during the fiscal year.

Investors Should Consult Their Tax Advisers. Prospective investors are urged to consult their own tax advisers concerning the federal, state, local, foreign, and any other tax consequences of the purchase, ownership and disposition of Units based on their individual circumstances. Additional tax information is contained in the Information Supplement.

EXPENSES

General. The Trustee will periodically deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of a Trust, provided that organization costs, and deferred sales charges, if any, are generally paid out of cash deposited in the Principal Account. The Trustee also may withdraw from these Accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of a Trust’s assets until such time as the Trustee shall return all or any part of such amounts to the appropriate Accounts.

Organization Costs. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of your Trust. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to your Trust, federal and state registration fees and costs, the initial fees and expenses of the Trustee, and legal and auditing expenses. The Public Offering Price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from your Trust’s assets at the end of the initial offering period or after six months, if earlier.

Sponsor, Supervisor, Evaluator and Trustee. The Sponsor and the Supervisor, which is an affiliate of the Sponsor, will receive the annual fee indicated under “Summary of Essential Financial Information” for providing bookkeeping and administrative services and for providing portfolio supervisory services for the Trusts. These fees may exceed the actual costs of providing these services for a Trust but the total amount received for providing these services to all Invesco unit investment trusts will not exceed the total cost of providing the services in any calendar year. The Evaluator, which is an affiliate of the Sponsor, will receive the annual evaluation fee indicated under “Summary of Essential Financial Information” for evaluating each Trust’s portfolio. This fee may exceed the actual costs of providing these services for a Trust but the total amount received for providing evaluations services to all Invesco unit investment trusts will not exceed the total cost of providing the services in any calendar year. For its services the Trustee will receive the fee indicated under “Summary of Essential Financial Information” (which may be reduced as described therein). Part of the Trustee’s compensation for its services is expected to result from the use of the funds being held in the Principal and Interest Accounts for future distributions, payment of expenses and redemptions since these Accounts are non-interest bearing to Unitholders. These fees are based on the outstanding principal amount of bonds and Units on the Date of Deposit for the first year and as of the close of business on January 1 for each year thereafter. The Sponsor’s, Supervisor’s, Evaluator’s and Trustee’s fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category “Services Less Rent of Shelter” in the Consumer Price Index for All Urban Consumers or, if this category is not published, in a comparable category.

Miscellaneous Expenses. The following additional charges are or may be incurred by your Trust: (a) fees of the Trustee for extraordinary services, (b) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (c) various governmental charges, (d) expenses and costs of any action taken by the Trustee to protect your Trust and the rights and interests of Unitholders, (e) indemnification of the Trustee for any loss, liability or expenses incurred by it in the administration of your Trust without negligence, bad faith or willful misconduct on its part, (f) any special custodial fees payable in connection with the sale of any of the bonds in your Trust, (g) expenditures incurred in contacting Unitholders upon termination of your Trust and (h) costs incurred to reimburse the Trustee for advancing funds to your Trust to meet scheduled distributions (which costs may be adjusted periodically in response to fluctuations in short-term interest rates). Your Trust will pay the costs associated with updating its registration statement each year. The fees and expenses set forth herein are payable out of your Trust. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the portfolio of the Trust. If the balances in the Interest and Principal Accounts are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell bonds to pay such amounts.

ADDITIONAL INFORMATION

This prospectus does not contain all the information set forth in the registration statements filed by your Trust with the SEC under the Securities Act of 1933 and the Investment Company Act of 1940 (file no. 811-02590). The Information Supplement, which has been filed with the SEC and is incorporated herein by reference, includes more detailed information concerning the bonds in your Trust, investment risks and general information about the Trust. Reports and other information about your Trust are available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC’s Public Reference Section, Washington, DC 20549-0102.

OTHER MATTERS

Legal Matters. The legality of the Units offered hereby and certain matters relating to federal tax law have been passed upon by Morgan, Lewis & Bockius LLP. Dorsey & Whitney LLP has acted as counsel to the Trustee. Special counsel to each Trust for certain state tax matters are named under “Tax Status”.

Independent Registered Public Accounting Firm. The statement of condition and the related portfolio at the Date of Deposit included in this prospectus have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in their report in this prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

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Contents of Prospectus
Investment Objective	2
Principal Investment Strategy	2
Principal Risks	2
Summary of Essential Financial Information	3
Portfolio	4
Notes to Portfolio	7
Underwriting	7
Report of Independent Registered
Public Accounting Firm	8
Statement of Condition	9
The Trusts	10
Estimated Current and Long-Term Returns	14
Public Offering	14
Fee Accounts	19
Rights of Unitholders	19
Insurance on the Bonds	21
Trust Administration	24
Federal Tax Status	26
Expenses	29
Additional Information	30
Other Matters	30

Daily Prices
Call our 24-Hour Pricing Line
(800) 953-6785
Visit our Unit Trusts Daily Pricing Page
http://www.invesco.com/UIT

Account Questions
Contact your financial advisor
Contact the Trustee
(800) 856-8487

Learning More About Unit Trusts
Contact your financial advisor
Visit our Unit Trusts Internet Page
http://www.invesco.com/UIT

Additional Information
You may obtain an Information Supplement that
provides more details about your trust and
its policies.
Visit the SEC Internet Site
http://www.sec.gov
Contact the Trustee
(800) 856-8487

When Units of the Trust are no longer available this prospectus may be used as a preliminary prospectus for a future Trust. If this prospectus is used for future Trusts you should note the following:

The information in this prospectus is not complete with respect to future Trust series and may be changed. No person may sell Units of future Trusts until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.

U-IGMTPRO198
U-CMSPRO1355

PROSPECTUS
___________________________
JUNE 21, 2021

Municipal Series 1355

Investment Grade Municipal Trust, 20+ Year Series 198

Information Supplement

Municipal Series 1355

Investment Grade Municipal Trust, 20+ Year Series 198

This Information Supplement provides additional information concerning the risks and operations of your Trust which is not described in the prospectus. This Information Supplement should be read in conjunction with a Trust’s prospectus. This Information Supplement is not a prospectus (but is incorporated into the prospectus by reference), does not include all of the information that an investor should consider before investing in a Trust and may not be used to offer or sell Units without the prospectus. Copies of the prospectus can be obtained by contacting the Sponsor’s unit investment trust division at 3500 Lacey Road, Suite 700, Downers Grove, Illinois 60515-5456, or by contacting your broker. This Information Supplement is dated as of the date of the Prospectus and all capitalized terms have been defined in the prospectus.

Municipal Bond Risk Factors

The Trusts include certain types of bonds described below. Accordingly, an investment in a Trust should be made with an understanding of the characteristics of and risks associated with such bonds. The types of bonds included in each Trust are described under “Portfolio” in the related Prospectus. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the bonds.

General Obligation Bonds and Revenue Bonds. Certain of the bonds may be general obligations of a governmental entity that are backed by the taxing power of such entity. All other bonds in the Trusts are revenue bonds payable from the income of a specific project or authority and are not supported by the issuer’s power to levy taxes. General obligation bonds are secured by the issuer’s pledge of its faith, credit and taxing power for the payment of principal and interest. However, the taxing power of any governmental entity may be limited by provisions of state constitutions or laws and an entity’s credit will depend on many factors. Some such factors are the entity’s tax base, the extent to which the entity relies on federal or state aid, and other factors which are beyond the entity’s control. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different bonds in a Trust, both within a particular classification and between classifications, depending on numerous factors.

Health Care Bonds. Certain of the bonds may be health care revenue bonds. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility’s gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians’ confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third party payor programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs. It also may be necessary for a hospital or other health care facility to incur substantial capital expenditures or increased operating expenses to effect changes in its facilities, equipment, personnel and services. Hospitals and other health care facilities are additionally subject to claims and legal actions by patients and others in the ordinary course of business. There can be no assurance that a claim will not exceed the insurance coverage of a health care facility or that insurance coverage will be available to a facility.

Utility Bonds. Certain of the bonds may be obligations of utility issuers, including but not limited to, retail electric, gas and telephone bonds, waste disposal bonds, water and sewer bonds, and wholesale electric bonds. General problems of such issuers would include the difficulty in financing large construction programs in an inflationary period, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. In addition, federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the bonds to make payments of principal and/or interest on such bonds.

Lease Obligation Bonds. Certain of the bonds may be obligations that are secured by lease payments of a governmental entity (hereinafter called “lease obligations”). Lease obligations are often in the form of certificates of participation. Although the lease obligations do not constitute general obligations of the municipality for which the municipality’s taxing power is pledged, a lease obligation is ordinarily backed by the municipality’s covenant to appropriate for and make the payments due under the lease obligation. However, certain lease obligations contain “non-appropriation” clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters

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into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity’s failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby. Although “non-appropriation” lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult.

Higher Educations and Public Education Bonds. Certain of the bonds may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes or for higher education systems, from tuition, dormitory revenues, grants and endowments. General problems relating to school bonds include litigation contesting the state constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds in the Trusts. General problems relating to college and university obligations include the prospect of a declining percentage of the population consisting of “college” age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the availability and restrictions on the use of endowments and other funds, the uncertainty of continued receipt of federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers.

Airport and Transportation Bonds. Certain of the bonds in certain of the Trusts may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. The major portion of an airport’s gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. From time to time the air transport industry has experienced significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints, acts of terrorism and other factors, and several airlines have experienced severe financial difficulties. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

Original Issue Discount Bonds. Certain of the bonds may have been acquired at a market discount from par value at maturity. The coupon interest rates on discount bonds at the time they were purchased and deposited in a Trust were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable bonds increase, the market discount of previously issued bonds will become greater, and if such interest rates for newly issued comparable bonds decline, the market discount of previously issued bonds will be reduced, other things being equal. Investors should also note that the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium Securities and the prepayment benefit for lower yielding, discount bonds will be reduced. A bond purchased at a market discount and held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates. See “Federal Tax Status”. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue.

Zero Coupon Bonds. Certain of the bonds may be “zero coupon” bonds. Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond

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and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder’s ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest.

“When, as and if Issued” Bonds. Certain of the bonds may have been purchased on a “when, as and if issued” or “delayed delivery” basis. The delivery of any such bonds may be delayed or may not occur. Interest on these bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. To the extent any bonds are actually delivered to a Trust after their respective expected dates of delivery, Unitholders who purchase their Units prior to the date such bonds are actually delivered to the Trustee would be required to adjust their tax basis in their Units for a portion of the interest accruing on such bonds during the interval between their purchase of Units and the actual delivery of such bonds. As a result of any such adjustment, the Estimated Current Returns during the first year would be slightly lower than those stated in the prospectus which would be the returns after the first year, assuming the portfolio of a Trust and estimated annual expenses other than that of the Trustee (which may be reduced in the first year only) do not vary from that set forth in the Prospectus. Unitholders will be “at risk” with respect to all bonds in the portfolios including “when, as and if issued” and “delayed delivery” bonds (i.e., may derive either gain or loss from fluctuations in the evaluation of such bonds) from the date they commit for Units.

Redemption or Sale Prior to Maturity. Certain of the bonds may be subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will (except to the extent the proceeds of the called bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the current return on Units of the Trust involved. Each Trust portfolio contains a listing of the sinking fund and call provisions, if any, with respect to each of the debt obligations. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of bonds or may require the mandatory redemption of bonds include, among others: a final determination that the interest on the bonds is taxable; the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used; an exercise by a local, state or federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the bonds were used; changes in the economic availability of raw materials, operating supplies or facilities or technological or other changes which render the operation of the project for which the proceeds of the bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the bonds are issued on the issuer of the bonds or the user of the proceeds of the bonds; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the bonds; an overestimate of the costs of the project to be financed with the proceeds of the bonds resulting in excess proceeds of the bonds which may be applied to redeem bonds; or an underestimate of a source of funds securing the bonds resulting in excess funds which may be applied to redeem bonds. The issuer of certain bonds in a Trust may have sold or reserved the right to sell, upon the satisfaction of certain conditions, to third parties all or any

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portion of its rights to call bonds in accordance with the stated redemption provisions of such bonds. In such a case the issuer no longer has the right to call the bonds for redemption unless it reacquires the rights from such third party. A third party pursuant to these rights may exercise the redemption provisions with respect to a bond at a time when the issuer of the bond might not have called a bond for redemption had it not sold such rights. The Sponsor is unable to predict all of the circumstances which may result in such redemption of an issue of bonds.

To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any bonds which might reasonably be expected to have a material adverse effect upon any of the Trusts.

At any time after the Date of Deposit, litigation may be initiated on a variety of grounds with respect to bonds in a Trust. Such litigation, as, for example, suits challenging the issuance of pollution control revenue bonds under environmental protection statutes, may affect the validity of such bonds or the tax-free nature of the interest thereon. While the outcome of litigation of such nature can never be entirely predicted, each Trust has received or will receive opinions of bond counsel to the issuing authorities of each bond on the date of issuance to the effect that such bonds have been validly issued and that the interest thereon is exempt from federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to meet obligations undertaken with respect to the bonds.

Insurance on the Bonds

Insurance has been obtained by the issuers of certain bonds in the Trusts prior to the deposit of such bonds in a Trust, guaranteeing prompt payment of interest and principal, when due, in respect of such bonds. See “The Trusts--Objective and Bond Selection” in the prospectus. The premium for any insurance policy or policies obtained by an issuer of bonds has been paid by such issuer, and any such policy or policies are non-cancelable and will continue in force so long as the bonds so insured are outstanding and the Preinsured Bond Insurer remains in business. If the provider of an original issuance insurance policy is unable to meet its obligations under such policy or if the rating assigned to the claims-paying ability of any such insurer deteriorates, the Preinsured Bond Insurers have no obligation to insure any issue adversely affected by either of the above described events.

ACA Financial Guaranty Corporation (“ACA Financial Guaranty”). ACA Financial Guaranty is organized and domiciled in the State of Maryland.

As of December 31, 2016, ACA Financial Guaranty had total admitted assets of $309.3 million and total liabilities of $267.2 million, resulting in a surplus as regards policyholders of $42.1 million.

The information relating to ACA Financial Guaranty contained above has been furnished by ACA Financial Guaranty or the rating agencies. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

Ambac Assurance Corporation (“Ambac Assurance”). Ambac Financial Group, Inc. (“Ambac”), headquartered in New York City, is a holding company incorporated in the state of Delaware on April 29, 1991. Ambac’s activities are divided into two business segments: (i) financial guarantee and (ii) financial services. Ambac provides financial guarantee insurance for public and structured finance obligations through its principal operating subsidiary, Ambac Assurance. As a holding company, Ambac is largely dependent on dividends from Ambac Assurance to pay principal and interest on its indebtedness and to pay its operating expenses.

On November 8, 2010, Ambac announced that it has filed for a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. On May 1, 2013, Ambac emerged from Chapter 11 bankruptcy protection when the Second Modified Fifth Amended Plan of Reorganization became effective. Upon emergence Ambac had no outstanding debt at the holding company and approximately $5 billion of net operating loss carry-forwards, of which $4.0 billion remain at December 31, 2016. The deterioration of the financial condition of Ambac Assurance and Ambac UK has prevented these companies from being able to write new business. An inability to write new business has and will continue to negatively impact

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Ambac’s future operations and financial results. Ambac Assurance’s ability to pay dividends and, as a result, Ambac’s liquidity, have been significantly restricted by the deterioration of Ambac Assurance’s financial condition, by the rehabilitation of the Segregated Account and by the terms of the Settlement Agreement, dated as of June 7, 2010 (the "Settlement Agreement"), by and among Ambac Assurance, Ambac Credit Products LLC (“ACP”), Ambac and certain counterparties to credit default swaps with ACP that were guaranteed by Ambac Assurance. Ambac Assurance is also restricted in its ability to pay dividends pursuant to the terms of its Auction Market Preferred Shares. It is highly unlikely that Ambac Assurance will be able to make dividend payments to Ambac for the foreseeable future. Ambac Assurance and its subsidiaries have been working toward reducing uncertainties within its insured portfolio through active monitoring and management of key exposures such as Puerto Rico, asset-backed securities (including residential mortgage-backed (“RMBS”) and student loans) and municipal entities with stressed financial conditions. Additionally, Ambac Assurance and its subsidiaries are actively prosecuting legal claims (including RMBS related lawsuits), managing the regulatory framework and other aspects of the Segregated Account, seeking to optimize capital allocation in a challenging environment that includes long duration obligations and attempting to retain key employees. Ambac Assurance is subject to insurance regulatory requirements of the States of Wisconsin and New York, and the other jurisdictions in which it is licensed to conduct business.

Following the Company’s emergence from bankruptcy on May 1, 2013, the consolidated financial statements reflect the application of fresh start reporting (“Fresh Start”), incorporating, among other things, the discharge of debt obligations, issuance of new common stock and fair value adjustments.

Ambac Assurance’s statutory policyholder surplus and qualified statutory capital (defined as the sum of policyholders surplus and mandatory contingency reserves) were $624.8 million and $1,015.7 million at December 31, 2015, respectively, as compared to $100.0 million and $268.4 million at December 31, 2014, respectively. As of December 31, 2016, total stockholders’ equity was $1.97 billion; at December 31, 2015, total stockholders’ equity was $1.95 billion.

The information relating to Ambac Assurance contained above has been furnished by Ambac Assurance or the rating agencies. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

Assured Guaranty Corp. (“Assured Guaranty”) and Assured Guaranty Municipal Corp. (“Assured Municipal”) (formerly Financial Security Assurance Inc. (“FSA”)). Assured Guaranty, a subsidiary of Assured Guaranty Ltd. (“Assured”), is organized in the State of Maryland and provides financial guaranty insurance to both the municipal and structured finance sectors. Assured Municipal, also a subsidiary of Assured, is a separately capitalized company organized in the State of New York and provides municipal bond insurance.

In January 2009, Assured Guaranty finalized an agreement with CIFG Assurance North America, Inc. to assume a diversified portfolio of financial guaranty contracts totaling approximately $13.3 billion of net par outstanding. Assured Guaranty received $75.6 million, which included $85.7 million of upfront premiums net of ceding commissions and approximately $12.2 million of future installments related to this transaction.

On July 1, 2009, Assured completed the purchase of Financial Security Assurance Holdings Ltd., the parent of financial guaranty insurance company, FSA, from Dexia Holdings Inc. Effective November 9, 2009, FSA was renamed Assured Guaranty Municipal Corp. In certain states, Assured Guaranty Municipal Corp. may operate under its prior name, Financial Security Assurance Inc.

On January 17, 2013, Moody’s downgraded the insurance financial strength (“IFS”) ratings of Assured Guaranty to A3 from Aa3 and of Assured Municipal to A2 from Aa3, both with a stable outlook. The January 17, 2013 downgrade reflects Moody’s reassessment of the business franchise, expected future profitability and financial flexibility of Assured Guaranty and Assured Municipal. These ratings were affirmed on August 8, 2016.

On March 18, 2014 S&P raised the counterparty credit and financial strength ratings of both Assured Guaranty and Assured Municipal to AA from AA-, with a stable outlook. The March 18, 2014 upgrade reflects S&P’s view

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that the competitive position of Assured Guaranty and Assured Municipal remains strong relative to its peers' in the bond insurance industry. On July 26, 2017, S&P affirmed its AA financial strength rating of Assured Guaranty, with a stable outlook. Also on June 26, 2017, S&P affirmed its A long-term counterparty credit rating for the parent company Assured, with a stable outlook.

Assured’s net income for 2016 was $881 million compared with $1,056 million in 2015. The decrease was due primarily to lower fair value gains on credit derivatives in 2016 compared with 2015. This was offset in part by lower losses, loss and loss adjustment expenses, and higher premium accelerations. As of December 31, 2016, Assured Guaranty had total assets of $5.22 billion and total liabilities of $2.82 billion, resulting in total shareholder equity of $2.40 billion. As of December 31, 2016, Assured Municipal had total assets of $8.45 billion and total liabilities of $4.43 billion, resulting in total shareholder equity of $4.02 billion. On April 1, 2015, Assured Guaranty acquired all issued and outstanding shares of Radian Asset Assurance, Inc. All prior obligations of Radian Asset are now obligations of Assured Guaranty.

The information contained above relating to Assured Guaranty and Assured Municipal and their parent company, Assured, is based upon publicly available information, or upon information that has been provided by the ratings agencies. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

On April 1, 2015, Assured Guaranty acquired all issued and outstanding shares of Radian Asset Assurance, Inc. All prior obligations of Radian Asset are now obligations of Assured Guaranty.

Berkshire Hathaway Assurance Corp (“BHAC”). BHAC is a bond insurance company created by Berkshire Hathaway, Inc. (“Berkshire”) in December 2007 and is licensed to write financial guarantee insurance in 49 states.

As of January 24, 2016, Moody’s affirmed its Aa1 IFS rating for BHAC with a stable outlook. On August 11, 2015, S&P placed the AA+ financial strength rating of BHAC on CreditWatch Negative. This action follows Berkshire Hathaway’s announcement of an agreement to acquire the debt of Precision Castparts Corp and reflects uncertainty surrounding the funding of the acquisition and its effect on cash resources and leverage at the holding-company level. On September 17, 2016, S&P affirmed its AA+ financial strength rating of BHAC, with a stable outlook.

As of December 31, 2016, Berkshire had total assets of $620.85 billion and total liabilities of $334.49 billion, resulting in total shareholder equity of $286.35 billion.

The information relating to BHAC and its affiliates contained above has been furnished by BHAC or the rating agencies. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

Build America Mutual Assurance Company (“BAM”). BAM is a New York domiciled mutual insurance company owned by the issuers of municipal bonds who use BAM to insure their debt obligations. BAM officially launched on July 23, 2012 and began writing policies in September of 2012.

On July 23, 2012, S&P assigned an initial rating of AA to BAM’s financial strength and counterparty credit ratings, with a stable outlook. The AA rating was reaffirmed on June 25, 2018 and again on June 27, 2019, and maintains a stable outlook.

As of December 31, 2016 BAM had total net admitted assets of $496.6 million and total liabilities of $65.2 million, resulting in a surplus as regards policyholders of $431.4 million.

The information relating to BAM contained above has been furnished by BAM or the rating agencies. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

CIFG Assurance North America, Inc. (“CIFG”). CIFG Holding, Inc. is the holding company for the CIFG group of financial guaranty insurance and reinsurance companies (“CIFG Group”), including CIFG Assurance North America, Inc., a New York corporation and its subsidiaries. The CIFG Group is actively managing the runoff of a portfolio of

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insured structured finance, municipal and infrastructure risks. On September 29, 2010, CIFG and CIFG Guaranty entered into a merger agreement which resulted in CIFG Guaranty merging into CIFG (together with related transactions, the “CIFG Merger”).

As of September 30, 2012, CIFG had net admitted assets of $742.3 million and total liabilities of $385.5 million. CIFG’s statutory surplus as of September 30, 2012 is approximately $356.7 million, a decrease of approximately $227.8 million from approximately $584.5 million at December 31, 2011. This decrease is primarily attributable to unpaid losses and loss adjustment expense reserves established for student loans of approximately $252.3 million, which is partially offset by other income statement balances resulting in a net loss of approximately $227.0 million and an increase in contingency reserves of approximately $3.5 million.

CIFG was acquired by Assured Guaranty Corp. on July 1, 2016. After the merger was effectuated on or about July 5, 2016, all insurance policies issued by CIFG became direct obligations of Assured Guaranty Corp.

The information relating to CIFG and its affiliates contained above has been furnished by CIFG or the rating agencies. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

Financial Guaranty Insurance Company (“FGIC”). FGIC, a wholly owned subsidiary of FGIC Corporation, is a New York stock insurance corporation regulated by the New York State Department of Financial Services (the “NYSDFS”). The Company previously issued financial guaranty insurance policies insuring public finance, structured finance and other obligations, but it is no longer engaged in the business of writing new insurance policies. The Company is currently responsible for administering its outstanding policies in accordance with its Rehabilitation Plan, any NYSDFS Guidelines and applicable law.

Due to losses suffered because of deterioration in the U.S. housing and mortgage markets and the global credit markets during the financial crises from late 2007 to early 2009, on August 4, 2010, FGIC Corporation announced that it had filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the Southern District of New York. None of FGIC Corporation’s subsidiaries or affiliates, including FGIC, are part of the Chapter 11 filing. On June 28, 2012, the Supreme Court of the State of New York issued an order pursuant to Article 74 of the Insurance Law placing FGIC in rehabilitation. On June 11, 2013, the Rehabilitation Court approved the First Amended Plan of Rehabilitation for FGIC, dated June 4, 2013. The Rehabilitation Plan became effective on August 19, 2013, whereupon FGIC's rehabilitation proceeding terminated.

As of December 31, 2016, FGIC had net admitted assets of approximately $2.48 billion and total liabilities of approximately $2.41 billion.

The information relating to FGIC and its affiliates contained above has been furnished by FGIC or the rating agencies. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

Municipal Assurance Corporation (“MAC”). MAC is a New York domiciled corporation providing municipal bond insurance for municipal and infrastructure bonds. MAC currently guarantees only public finance transactions. MAC is an Assured Guaranty company owned jointly by its affiliates Assured Guaranty Municipal Corp. and Assured Guaranty Corp. MAC is part of the Assured Guaranty Group.

On July 17, 2013, S&P assigned MAC a long-term financial strength and counterparty credit rating of AA- to MAC with a stable outlook. On March 18, 2014, S&P raised its financial strength and enhancement rating on MAC from AA- to AA. The rating action reflects S&P’s view that MAC’s competitive position remains strong relative to its peers’ in the bond industry. S&P continues to view MAC as having a stable outlook. This rating was reaffirmed by S&P on June 20, 2016.

As of June 30, 2014, MAC had a total net admitted assets of $1,519,869,768 and total liabilities of $999,277,625 resulting in a surplus as regards policyholders of $520,592,143.

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The information relating to MAC contained above is based upon publicly available information or upon information that has been provided by the ratings agencies. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

National Public Finance Guarantee Corporation (“National Guarantee”) (formerly MBIA Insurance Corp. of Illinois (“MBIA Illinois”) and MBIA Insurance Corporation (“MBIA Corp.”)). MBIA, Inc., a Connecticut corporation, conducts its financial guarantee business through its wholly-owned subsidiaries MBIA Insurance Corporation MBIA Corp., which writes global structured finance and non-U.S. public finance financial guarantee insurance, and National Guarantee, which writes U.S. public finance guarantees.

On February 18, 2009, MBIA, Inc. announced the restructuring of its financial guaranty insurance operations following the approval of the New York and Illinois insurance regulators. The restructuring involved the segregation of its financial guaranty insurance operations into two separately capitalized sister companies, with National Guarantee assuming the risk associated with its U.S. municipal exposures, and with MBIA Corp. insuring the remainder of the portfolio, including all international and structured finance exposures. Business ceded to MBIA Corp. from FGIC in 2008 has been assigned to National Guarantee. To provide additional protection for its municipal bond policyholders, National Guarantee has also issued second-to-pay policies for the benefit of the policyholders covered by the reinsurance and assignment. The second-to-pay policies, which are a direct obligation of National Guarantee, will be held by The Bank of New York Mellon as insurance trustee. These policies provide that if MBIA Corp. or FGIC, as applicable, do not pay valid claims of their policyholders, the policyholders will then be able to make a claim directly against National Guarantee under the second-to-pay policies. On March 19, 2009, MBIA Illinois formally changed its name to National Public Finance Guarantee Corporation. Effective December 1, 2009, National Guarantee was redomesticated to the State of New York and is subject to insurance regulations and supervision of the State of New York. National Guarantee is a wholly owned subsidiary of MBIA, Inc. and independently capitalized with $5.6 billion in claims-paying resources as of December 31, 2010. In certain states, National Public Finance Guarantee Corporation may operate under its prior name, MBIA Insurance Corp. of Illinois.

On May 21, 2013, Moody’s upgraded the IFS rating of National Guarantee to Baa1 from Baa2, with a positive outlook. The May 21, 2013, rating action reflects National Guarantee’s improved credit profile following the repayment of the loan from its weaker affiliate, MBIA Corp., and the termination of the litigation related to the 2009 restructuring. On May 21, 2014, Moody’s upgraded its IFS rating of National Guarantee to A3 from Baa1, with a stable outlook. On July 2, 2014, Moody’s affirmed its A3 IFS rating of National Guarantee but downgraded the outlook on the rating from stable to negative. On May 20, 2016, Moody’s affirmed its A3 IFS rating of National Guarantee with a negative outlook.

On May 10, 2013, S&P raised the counterparty credit, financial strength, and financial enhancement ratings of National Guarantee to A from BB, with a stable outlook. On March 18, 2014, S&P raised the counterparty credit, financial strength and financial enhancement ratings of National Guarantee to AA- from A, with a stable outlook. On June 26, 2017, S&P lowered its financial strength rating of National Guarantee to A, with a stable outlook. The downgrade of National Guarantee reflects S&P’s view that National Guarantee’s business risk profile is weaker than its peers’, as National Guarantee has struggled to gain wide market acceptance. On December 1, 2017, S&P affirmed its A financial strength rating of National Guarantee with a stable outlook. Immediately thereafter, at the request of National Guarantee, S&P withdrew its rating.

On May 21, 2013, Moody’s upgraded the IFS rating of MBIA Corp. to B3 from Caa2, with a positive outlook. On May 27, 2014, Moody’s upgraded its IFS rating of MBIA Corp. to B2 from B3, with a stable outlook. On March 3, 2015, Moody’s affirmed its B2 IFS rating of MBIA Corp. but downgraded the outlook on the rating from stable to negative. On January 19, 2016, Moody’s downgraded its IFS rating of MBIA Corp. to B3 from B2 and placed the rating on review for further downgrade. On May 20, 2016, Moody’s downgraded its IFS rating of MBIA Corp. to Caa1 from B3, with a negative outlook. On December 2, 2016, Moody’s affirmed its Caa1 IFS rating of MBIA Corp. and upgraded the outlook on the rating from negative to developing.

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On June 26, 2014, S&P issued a B financial strength rating for MBIA Corp. with a stable outlook. On June 15, 2016, S&P downgraded its financial strength rating of MBIA Corp. to CCC from B, with a negative outlook. On June 26, 2017, S&P affirmed its CCC financial strength rating of MBIA Corp. and upgraded its outlook from negative to stable. On December 1, 2017, S&P affirmed its CCC financial strength rating of MBIA Corp. with a stable outlook. Immediately thereafter, at the request of MBIA Corp., S&P withdrew its rating.

On March 18, 2014, S&P raised its counterparty credit rating of MBIA, Inc., to A- from BBB with a stable outlook. On June 26, 2017, S&P lowered its counterparty credit rating of MBIA, Inc., to BBB, with a stable outlook. S&P’s downgrade of MBIA, Inc., reflects its structural subordination to National Guarantee. On December 1, 2017, S&P affirmed its BBB issuer credit rating of MBIA, Inc., with a stable outlook. Immediately thereafter, at the request of MBIA, Inc., S&P withdrew its rating.

On May 21, 2013, Moody’s upgraded its senior unsecured debt rating of MBIA, Inc., to Ba3 from Caa1, with a positive outlook. On May 21, 2014, Moody’s upgraded its senior unsecured debt rating of MBIA, Inc., to Ba1 from Ba3, with a stable outlook. On July 2, 2014, Moody’s downgraded its outlook on the Ba1 rating from stable to negative. On May 20, 2016, Moody’s affirmed its Ba1 senior unsecured debt rating of MBIA, Inc., with a negative outlook.

As of December 31, 2016, National Guarantee had total net admitted assets of $4.35 billion and total liabilities of $1.6 billion, resulting in a surplus as regard policyholders of $2.73 billion.

As of December 31, 2016, MBIA, Inc. and its subsidiaries had total assets of $11.13 billion and total liabilities of $7.89 billion. MBIA, Inc.’s total shareholders’ equity as of December 31, 2016 was $3.22 billion, decreasing from $3.72 billion as of December 31, 2015.

The information relating to MBIA and its affiliates contained above has been furnished by MBIA or the rating agencies. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

Syncora Guarantee Inc. (“Syncora Guarantee”) (formerly XL Capital Assurance Inc. (“XLCA”)). Syncora Guarantee, a wholly owned subsidiary of Syncora Holdings Ltd. (“Syncora Holdings”), is a New York domiciled financial guarantee insurance company which provides credit enhancement and protection products to the public finance and structured finance markets throughout the United States and internationally.

In February 2008, Moody’s downgraded the IFS ratings of XLCA to A3 from Aaa. On June 20, 2008, Moody’s downgraded the IFS rating of XLCA from A3 to B2, reflecting XLCA’s severely impaired financial flexibility and proximity to minimum regulatory capital requirements relative to Moody’s estimates of expected case losses. On October 24, 2008, Moody’s downgraded the IFS rating of Syncora Guarantee from B2 to Caa1. On November 18, 2008, S&P lowered its IFS rating of Syncora Guarantee to B from BBB- with developing expectations. S&P’s November 18, 2008 downgrade resulted from the Syncora Guarantee’s delay in implementing its restructuring plan and slow progress in its negotiations with counterparties of its CDO of ABS exposure. On January 29, 2009, S&P lowered the issuer credit and financial strength ratings of Syncora Guarantee to CC from B, with a negative outlook. S&P’s January 29, 2009 downgrade resulted from S&P’s recent update to its distressed exchange criteria. On March 9, 2009, Moody’s downgraded the IFS rating of Syncora Guarantee from Caa1 to Ca, with a developing outlook, as a result of the large loss reserve and credit impairment charges taken by Syncora Guarantee on its mortgage-related exposures during the fourth quarter, which have resulted in a $2.4 billion statutory deficit at Syncora Guarantee as of December 31, 2008. On April 27, 2009, S&P revised the financial strength and financial enhancement ratings of Syncora Guarantee to R from CC (an issuer rated “R” by S&P is under regulatory supervision because of its financial condition). Also on April 27, 2009, S&P revised the counterparty credit rating of Syncora Guarantee to D from CC (an issuer rated “D” by S&P has failed to pay one or more of its financial obligation when it became due). S&P’s April 27, 2009 rating actions resulted from Syncora Guarantee’s announcement that pursuant to an order of the New York Insurance Department (“NYID”), the company must suspend any and all claims payments until it has restored its policyholders’ surplus to a level greater than or equal to $65 million, the minimum

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the state requires. On July 28, 2010, S&P withdrew the D counterparty credit rating and the R financial strength and financial enhancement ratings of Syncora Guarantee. S&P’s July 28, 2010 ratings actions resulted from S&P’s belief that there is not sufficient information to judge Syncora Guarantee’s claims paying ability.

On July 20, 2010, Syncora Holdings announced that Syncora Guarantee has completed its remediation plan sufficient to meet its minimum statutory policyholder surplus requirements and address previously announced short and medium term liquidity issues. Also on July 20, 2010, Syncora Holdings announced that the NYID had approved Syncora Guarantee’s plan for the payment of accrued and unpaid claims and for the payment of new claims as they become due in the ordinary course of business, resulting in the recommencement of claim payments by Syncora Guaranty on regularly scheduled payment dates occurring on or after July 21, 2010.

As of December 31, 2016, Syncora Guarantee had total assets of $1.27 billion and total liabilities of $71 million, and a policyholders’ surplus of $1.18 billion.

The information relating to Syncora Guarantee and its affiliates contained above has been furnished by Syncora Guarantee or the rating agencies. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

Reports, proxy and information statements, and other information regarding issuers, which may include the companies listed above, that file electronically with the SEC available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov.

Portfolio Administration

The Trustee is empowered to sell, for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which funds may not be available, such of the bonds designated by the Supervisor as the Trustee in its sole discretion may deem necessary. The Supervisor, in designating such bonds, will consider a variety of factors including (a) interest rates, (b) market value and (c) marketability. The Sponsor, in connection with the Quality Trusts and Investment Grade Municipal Trusts, may direct the Trustee to dispose of bonds if the Supervisor determines that there exists any default in payment of principal or interest, institution of certain legal proceedings, default under other documents adversely affecting debt service, default in payment of principal or interest or other obligations of the same issuer, decline in projected income pledged for debt service on revenue bonds or decline in price or occurrence of other market or credit factors, including advance refunding (i.e., the issuance of refunding securities and the deposit of the proceeds thereof in trust or escrow to retire the refunded securities on their respective redemption dates), so that in the opinion of the Supervisor the retention of such bonds would be detrimental to the interest of the Unitholders. In connection with the Insured Trusts to the extent that bonds are sold which are current in payment of principal and interest in order to meet redemption requests and defaulted bonds are retained in the portfolio in order to preserve the related insurance protection applicable to said bonds, the overall quality of the bonds remaining in such Trust’s portfolio will tend to diminish. Except as described in this section and in certain other unusual circumstances for which it is determined by the Trustee to be in the best interests of the Unitholders or if there is no alternative, the Trustee is not empowered to sell bonds from an Insured Trust which are in default in payment of principal or interest or in significant risk of such default and for which value has been attributed for the insurance obtained by such Insured Trust. Because of restrictions on the Trustee under certain circumstances, the Sponsor may seek a full or partial suspension of the right of Unitholders to redeem their Units in an Insured Trust. See “Rights of Unitholders--Redemption of Units”. The Sponsor is empowered, but not obligated, to direct the Trustee to dispose of bonds in the event of an advanced refunding.

The Trust is structured as a “regulated investment company” for federal tax purposes. The Sponsor may direct the reinvestment of proceeds of the sale of bonds if the sale is the direct result of serious adverse credit factors which, in the opinion of the Sponsor, would make retention of the bonds detrimental to the Trust. In such a case, the Sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in the trust on the Date of Deposit. The Sponsor may also instruct the Trustee to take action

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necessary to ensure that such a Trust continues to satisfy the qualifications of a regulated investment company and to avoid imposition of tax on undistributed income of the Trust.

The Sponsor will generally instruct the Trustee to reject any offer made by an issuer of any of the bonds to issue new obligations in exchange or substitution for any bond pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Sponsor may deem proper if (1) the issuer is in default with respect to such bond or (2) in the written opinion of the Sponsor the issuer will probably default with respect to such bond in the reasonably foreseeable future. Any obligation so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as bonds originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying bonds, the Trustee is required to give notice thereof to each Unitholder of the Trust thereby affected, identifying the bonds eliminated and the bonds substituted therefor. Except as stated herein and under “Trust Administration--Replacement Bonds” regarding the substitution of Replacement Bonds for Failed Bonds, the acquisition by a Trust of any securities other than the bonds initially deposited is not permitted.

If any default in the payment of principal or interest on any bonds occurs and no provision for payment is made therefor within 30 days, the Trustee is required to notify the Sponsor thereof. If the Sponsor fails to instruct the Trustee to sell or to hold such bonds within 30 days after notification by the Trustee to the Sponsor of such default, the Trustee may in its discretion sell the defaulted bond and not be liable for any depreciation or loss thereby incurred.

Sponsor Information

Invesco Capital Markets, Inc. is the Sponsor of the Trust. The Sponsor is a wholly owned subsidiary of Invesco Advisers, Inc. (“Invesco Advisers”). Invesco Advisers is an indirect wholly owned subsidiary of Invesco Ltd., a leading independent global investment manager that provides a wide range of investment strategies and vehicles to its retail, institutional and high net worth clients around the globe. The Sponsor’s principal office is located at 11 Greenway Plaza, Houston, Texas 77046-1173. As of March 31, 2021, the total stockholders’ equity of Invesco Capital Markets, Inc. was $87,494,142.56 (unaudited). The current assets under management and supervision by Invesco Ltd. and its affiliates were valued at approximately $1,404.1 billion as of March 31, 2021. (This paragraph relates only to the Sponsor and not to the Trust or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

The Sponsor and your Trust have adopted a code of ethics requiring Invesco Ltd.’s employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Trust.

If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

Trustee Information

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 240 Greenwich Street - 22W, New York, New York 10286, telephone (800) 856-8487. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

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The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of bonds for the portfolios of any of the Trusts. In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Trusts. Such records shall include the name and address of every Unitholder of the Trusts. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or Federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the bonds held in the Trusts.

Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the trusts created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee. Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Taxation

The prospectus contains a discussion of certain material U.S. federal income tax issues concerning your Trust and the purchase, ownership and disposition of Trust Units. The discussion below supplements the prospectus discussion and is qualified in its entirety by the prospectus discussion. Prospective investors should consult their own tax advisors with regard to the federal tax consequences of the purchase, ownership, or disposition of Trust Units, as well as the tax consequences arising under the laws of any state, locality, non-U.S. country, or other taxing jurisdiction.

The federal income tax summary below and in the prospectus is based in part on the advice of counsel to your Trust. The Internal Revenue Service could disagree with any conclusions set forth in these discussions. In addition, our counsel was not asked to review and has not reached a conclusion with respect to the assets to be held by your Trust.

Your Trust intends to elect and to qualify annually as a “regulated investment company” under the Internal Revenue Code of 1986, as amended (the “Code”) and to comply with applicable distribution requirements so that it will not pay federal income tax on income and capital gains distributed to its Unitholders.

In addition, your Trust intends to hold a sufficient amount of its assets in bonds that are exempt from U.S. federal income taxation under Section 103 of the Code so as to qualify to distribute exempt-interest dividends to you. Such exempt-interest dividends are not subject to regular U.S. federal income tax, but may be subject to the alternative minimum tax.

To qualify for the favorable U.S. federal income tax treatment generally accorded to regulated investment companies, your Trust must, among other things, (a) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock, securities or

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foreign currencies or other income derived with respect to its business of investing in such stock, securities or currencies, and net income from qualified publicly traded partnerships; (b) diversify its holdings so that, at the end of each quarter of the taxable year, (i) at least 50% of the market value of the Trust’s assets is represented by cash and cash items (including receivables), U.S. Government securities, the securities of other regulated investment companies and other securities, with such other securities of any one issuer generally limited for the purposes of this calculation to an amount not greater than 5% of the value of the Trust’s total assets and not greater than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities (other than U.S. Government securities or the securities of other regulated investment companies) of any one issuer, or two or more issuers which the Trust controls (by owning 20% or more of the issuer’s outstanding voting securities) and which are engaged in the same, similar or related trades or businesses, or the securities of qualified publicly traded partnerships; and (c) distribute at least 90% of its investment company taxable income (which includes, among other items, dividends, interest and net short-term capital gains in excess of net long-term capital losses but excludes net capital gain, if any) and at least 90% of its net tax-exempt interest income each taxable year. Complying with these requirements may result in the capital gains impact on Unitholders described in more detail in the next paragraph.

As a regulated investment company, your Trust generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, but without regard to the deduction for dividends paid), if any, and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes to Unitholders. Your Trust intends to distribute to its Unitholders, at least annually, substantially all of its investment company taxable income and net capital gain, if any. If your Trust retains any net capital gain or investment company taxable income, it will generally be subject to federal income tax at regular corporate rates on the amount retained. In addition, amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax. In order to avoid this excise tax, your Trust must distribute during each calendar year an amount equal to the sum of (1) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (2) at least 98.2% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year period ending October 31 of the calendar year, and (3) any ordinary income and capital gains for previous years that were not distributed or taxed during those years. To prevent application of the excise tax, your Trust intends to make its distributions in accordance with the calendar year distribution requirement. However, there is no assurance that your Trust will make sufficient distributions to eliminate all tax liabilities in all periods. Your Trust may make taxable distributions even during periods in which the Trust’s Unit price has declined. At certain times your Trust may recognize capital gains from securities sold to generate cash to satisfy Unitholder redemption requests. In order to satisfy the capital gains distribution requirement, your Trust may report a portion of other income earned during the year, or “reclassify” previously distributed income, including tax-exempt income, as taxable net capital gain, thereby avoiding the need to sell additional securities to generate the necessary funds to meet the distribution requirement. Further, if your Trust retains any net capital gain, the Trust may report the retained amount as undistributed capital gains in a notice to Unitholders who, if subject to federal income tax on long-term capital gains (i) will be required to include in income for federal income tax purposes, as long-term capital gain, their share of such undistributed amount, and (ii) will be entitled to credit their proportionate share of the tax paid by the Trust against their federal income tax liabilities if any, and to claim refunds to the extent the credit exceeds such liabilities. A distribution will be treated as paid on December 31 of the current calendar year if it is declared by your Trust in October, November or December with a record date in such a month and paid by your Trust during January of the following calendar year. These distributions will be taxable to Unitholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

If your Trust failed to qualify as a regulated investment company or failed to satisfy the 90% distribution requirement in any taxable year, the Trust would be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its Unitholders) and all distributions out of earnings and profits would be taxed to Unitholders as ordinary dividend income.

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Investors in the Trust may be subject to state, local, or foreign taxes in connection with their investment in the Trust. Investors are encouraged to consult their own tax advisors regarding the specific federal (including the federal alternative minimum tax), state, local, and foreign tax consequences that may affect them as a result of an investment in the Trust. The Trust does not expect to seek any rulings from the Internal Revenue Service or opinions from tax counsel.

Termination of the Trust Agreement

A Trust may be terminated at any time by consent of Unitholders of 75% of the Units of such Trust then outstanding or by the Trustee when the value of such Trust, as shown by any semi-annual evaluation, is less than 20% of the original principal amount of bonds. A Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Underwriters, including the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the principal amount of the bonds initially deposited in such Trust. If a Trust is liquidated because of the redemption of unsold Units by the Underwriters, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement provides that each Trust shall terminate upon the redemption, sale or other disposition of the last bond held in such Trust, but in no event shall it continue beyond the end of the year preceding the fiftieth anniversary of the Trust Agreement in the case of an IM-IT, an IM-IT Laddered Series, an Investment Grade Municipal, an Investment Grade Municipal Limited Maturity Trust, a 10-20 Year Trust, an IM-IT Discount, a U.S. Territorial IM-IT, a High Grade Tax-Exempt Bond, 20+ Year Series, a Long-Term State or a National Quality Trust, or beyond the end of the year preceding the twentieth anniversary of the Trust Agreement in the case of a Strategic Municipal Trust Intermediate Series, an IM-IT Limited Maturity Trust, an IM-IT Intermediate Trust, a State Intermediate Trust, a State Intermediate Laddered Maturity Trust, an IM-IT Short Intermediate Trust, an Investment Grade Municipal Intermediate Trust, an Investment Grade Municipal 7-13 Year Trust, and a Quality Municipals Income Trust Limited Maturity Series. In the event of termination of any Trust, written notice thereof will be sent by the Trustee to each Unitholder of such Trust at their address appearing on the registration books of a Trust maintained by the Trustee. Within a reasonable time thereafter the Trustee shall liquidate any bond then held in such Trust and shall deduct from the funds of such Trust any accrued costs, expenses or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other government charges. The sale of bonds in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount or par amount of bonds represented by the Units held by such Unitholder. The Trustee shall then distribute to each Unitholder his share of the balance of the Interest and Principal Accounts. With such distribution the Unitholder shall be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.

Notwithstanding the foregoing, in connection with final distributions to Unitholders of an Insured Trust, it should be noted that because the portfolio insurance obtained by an Insured Trust, if any, is applicable only while bonds so insured are held by such Trust, the price to be received by such Trust upon the disposition of any such bond which is in default, by reason of nonpayment of principal or interest, will not reflect any value based on such insurance. Therefore, in connection with any liquidation, it shall not be necessary for the Trustee to, and the Trustee does not currently intend to, dispose of any bond or bonds if retention of such bond or bonds, until due, shall be deemed to be in the best interest of Unitholders, including, but not limited to, situations in which a bond or bonds so insured have deteriorated market prices resulting from a significant risk of default. Since the Preinsured Bonds will reflect the value of the related insurance, it is the present intention of the Sponsor not to direct the Trustee to hold any of such Preinsured Bonds after the date of termination. All proceeds received, less applicable expenses, from insurance on defaulted bonds not disposed of at the date of termination will ultimately be distributed to Unitholders of record as of such date of termination as soon as practicable after the date such defaulted bond or bonds become due and applicable insurance proceeds have been received by the Trustee.

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Description of Ratings

Standard & Poor’s, A Division of S&P Global. A Standard & Poor’s long-term debt obligation credit rating is a current opinion of the creditworthiness of an obligor with respect to a specific debt obligation. This opinion of creditworthiness may take into consideration the creditworthiness of guarantors, insurers or other forms of credit enhancement on the obligation.

The long-term debt obligation credit ratings are not a recommendation to purchase, sell or hold the debt obligation, inasmuch as they do not comment as to market price or suitability for a particular investor.

The long-term debt obligation credit ratings are based on current information furnished by the obligor or obtained by Standard & Poor’s from other sources it considers reliable. Standard & Poor’s does not perform an audit in connection with any credit rating and may, on occasion, rely on unaudited financial information. Credit ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

The long-term debt obligation credit ratings are based, in varying degrees, on the following considerations:

I.	Likelihood of payment--capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation.
II.	Nature of and provisions of the obligation.
III.	Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.

The credit rating definitions are expressed in terms of default risk. As such, they pertain to senior obligations of an entity. Junior obligations are typically rated lower than senior obligations to reflect the lower priority in bankruptcy, as noted above. (Such differentiation applies when an entity has both senior and subordinate obligations, secured and unsecured obligations or operating company and holding company obligations.) Accordingly, in the case of junior debt, the rating may not conform exactly with the category definition.

AAA--An obligation rated “AAA” has the highest rating assigned by Standard & Poor’s. The obligor’s capacity to meet its financial commitment on the obligation is extremely strong.

AA--An obligation rated “AA” differs from the highest-rated obligations only in small degree. The obligor’s capacity to meet its financial commitment on the obligation is very strong.

A--An obligation rated “A” is somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.

BBB--An obligation rated “BBB” exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

Obligations rated “BB,” “B,” “CCC,” “CC” and “C” are regarded as having significant speculative characteristics. “BB” indicates the least degree of speculation and “C” the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

Plus (+) or Minus (-): The ratings from “AA” to “CCC” may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

NR--This indicates that no rating has been requested, that there is insufficient information on which to base a rating or that Standard & Poor’s does not rate a particular obligation as a matter of policy.

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Moody’s Investors Service. Moody’s municipal ratings are opinions of the investment quality of issuers and issues in the U.S. municipal and tax-exempt markets. As such, these ratings incorporate Moody’s assessment of the default probability and loss severity of these issuers and issues. The default and loss content for Moody’s municipal long-term rating scale differs from Moody’s general long-term rating scale.

Municipal ratings are based upon the analysis of five primary factors relating to municipal finance: market position, financial position, debt levels, governance, and covenants. Each of the factors is evaluated individually and for its effect on the other factors in the context of the municipality’s ability to repay its debt.

Aaa--Issuers or issues rated Aaa demonstrate the strongest creditworthiness relative to other U.S. municipal or tax-exempt issuers or issues.

Aa--Issuers or issues rated Aa demonstrate very strong creditworthiness relative to other U.S. municipal or tax-exempt issuers or issues.

A--Issuers or issues rated A present above-average creditworthiness relative to other U.S. municipal or tax-exempt issuers or issues.

Baa--Issuers or issues rated Baa represent average creditworthiness relative to other U.S. municipal or tax-exempt issuers or issues.

Obligations rated “Ba,” “B,” “Caa,” “Ca” and “C” are regarded as having significant speculative characteristics. “Ba” indicates the least degree of speculation and “C” the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

Note: Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating category from Aa through Caa. The modifier 1 indicates that the issuer or obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Fitch Ratings. Long-Term Ratings Scales. Fitch rated entities in a number of sectors, including financial and non-financial corporations, sovereigns and insurance companies, are generally assigned Issuer Default Ratings (“IDRs”). IDRs opine on an entity's relative vulnerability to default on financial obligations. The “threshold” default risk addressed by the IDR is generally that of the financial obligations whose non-payment would best reflect the uncured failure of that entity. As such, IDRs also address relative vulnerability to bankruptcy, administrative receivership or similar concepts, although the agency recognizes that issuers may also make pre-emptive and therefore voluntary use of such mechanisms.

In aggregate, IDRs provide an ordinal ranking of issuers based on the agency’s view of their relative vulnerability to default, rather than a prediction of a specific percentage likelihood of default. For historical information on the default experience of Fitch-rated issuers, please consult the transition and default performance studies available from the Fitch Ratings website.

•	The ratings do not predict a specific percentage of default likelihood over any given time period;
•	The ratings do not opine on the market value of any issuer's securities or stock, or the likelihood that this value may change;
•	The ratings do not opine on the liquidity of the issuer's securities or stock;
•	The ratings do not opine on the possible loss severity on an obligation should an issuer default;
•	The ratings do not opine on the suitability of an issuer as a counterparty to trade credit;
•	The ratings do not opine on any quality related to an issuer's business, operational or financial profile other than the agency’s opinion on its relative vulnerability to default;

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AAA--’AAA’ ratings denote the lowest expectation of default risk. They are assigned only in cases of exceptionally strong capacity for payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

AA--’AA’ ratings denote expectations of very low default risk. They indicate very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

A--’A’ ratings denote expectations of low default risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.

BBB--’BBB’ ratings indicate that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity.

Obligations rated “BB,” “B,” “CCC,” “CC” and “C” are regarded as having significant speculative characteristics. “BB” indicates the least degree of speculation and “C” the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

The modifiers “+” or “-” may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the 'AAA' Long-Term IDR category, or to Long-Term IDR categories below 'B'.

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Equivalent Taxable Estimated Current Return Tables

The following table shows the approximate taxable estimated current returns for single and joint return filers that are equivalent to tax-exempt estimated current returns under current federal taxes using the published marginal federal tax rates currently scheduled to be in effect in 2020. This table illustrates the amount of return an investor would need in a taxable investment to earn an after-tax return equal to that of a tax-exempt investment. The table does not reflect any state or local taxes, the effect of limitations (if any) on the amount of allowable itemized deductions or credits, any alternative minimum taxes or any taxes other than federal personal income taxes. This information is based on present law as of the date of publication and does not account for any proposed changes in tax rates. See “Federal Tax Status” for a more detailed discussion of federal tax rules applicable to an investment in the Trust.

FEDERAL
Taxable Income			Tax-Exempt Estimated Current Return
Single	Joint	Tax	3 1/2%	4%	4 1/2%	5%	5 1/2%	6%	6 1/2%
Return	Return	Rate	Equivalent Taxable Estimated Current Return
$ 0-9,875	$ 0-19,750	10%	3.89%	4.44%	5.00%	5.56%	6.11%	6.67%	7.22%
9,875-40,125	19,750-80,250	12	3.98	4.55	5.11	5.68	6.25	6.82	7.39
40,125-85,525	80,250-171,050	22	4.49	5.13	5.77	6.41	7.05	7.69	8.33
85,525-163,300	171,050-326,600	24	4.61	5.26	5.92	6.58	7.24	7.89	8.55
163,300-207,350	326,600-414,700	32	5.15	5.88	6.62	7.35	8.09	8.82	9.56
207,350-518,400	414,700-622,050	35	5.38	6.15	6.92	7.69	8.46	9.23	10.00
Over 518,400	Over 622,050	37	5.56	6.35	7.14	7.94	8.73	9.52	10.32

A comparison of tax-free and equivalent taxable estimated current returns with the returns on various taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trust and returns over specified periods on other similar Invesco sponsored unit investment trusts with inflation rates and with returns on taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trust. U.S. Government bonds, for example, are backed by the full faith and credit of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trust are described more fully in the prospectus.

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Estimated Cash Flows to Unitholders

The table below sets forth the per Unit estimated monthly distributions of interest and principal to Unitholders. The table assumes no changes in expenses, no changes in the current interest rates, no exchanges, redemptions, sales or prepayments of the underlying bonds prior to maturity or expected retirement date and the receipt of principal upon maturity or expected retirement date. To the extent the foregoing assumptions change actual distributions will vary.

Investment Grade Municipal Trust, 20+ Year Series 198

Monthly
				Estimated	Estimated	Estimated
Distribution Dates				Interest	Principal	Total
(Each Month)				Distribution	Distribution	Distribution
July	2021			$ 1.37		$ 1.37
August	2021	- June	2027	2.42		2.42
July	2027			2.41	$ 10.42	12.83
August	2027			2.35	41.71	44.06
September	2027	- July	2028	2.28		2.28
August	2028			2.26	36.50	38.76
September	2028			2.14	29.20	31.34
October	2028	- May	2029	2.12		2.12
June	2029			2.09	41.71	43.80
July	2029			1.98	65.69	67.67
August	2029			1.81	63.61	65.42
September	2029	- November	2029	1.69		1.69
December	2029			1.66	41.71	43.37
January	2030	- March	2030	1.59		1.59
April	2030			1.56	41.71	43.27
May	2030			1.38	46.92	48.30
June	2030			1.14	114.70	115.84
July	2030			.90	111.58	112.48
August	2030			.64	127.21	127.85
September	2030	- December	2030	.43		.43
January	2031			.34	41.71	42.05
February	2031			.27	29.20	29.47
March	2031			.23	36.50	36.73
April	2031			.14	41.71	41.85
May	2031	- October	2031	.07		.07
November	2031			.04	36.49	36.53
December	2031			.00	41.65	41.65

U-CMSSUP1355

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Contents of Registration Statement

This Amendment of the Registration Statement comprises the following papers and documents:

The Facing Sheet of Form S-6.

The Prospectus.

The Undertaking to File Reports.

The Signatures.

The Written Consents of Legal Counsel, Initial Evaluator and Independent Registered Public

Accounting Firm.

The following exhibits:

1.1       Trust Agreement.

1.1.1	Standard Terms and Conditions of Trust. Reference is made to Exhibit 1.1.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Municipal Series 1130 (File No. 333-184264) dated December 4, 2012.

1.2	Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.
1.2.1	Certificate of Amendment of Certificate of Incorporation changing the name of the Depositor to Invesco Capital Markets, Inc. Reference is made to Exhibit 1.2.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Municipal Series 1130 (File No. 333-184264) dated December 4, 2012.
1.3	By-laws of the Depositor. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.
1.4	Form of Dealer Agreement. Reference is made to Exhibit 1.4 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 560 (File No. 333-122799) dated May 18, 2005.

1.5	Form of Master Agreement Among Underwriters. Reference is made to Exhibit 1.5 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 560 (File No. 333-122799) dated May 18, 2005.

2.1	Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 890 (File No. 333-165240) dated June 2, 2010.
3.1	Opinion and Consent of Counsel as to the legality of securities being registered.
3.3	Opinion of Counsel as to the Trustee and the Trust.
4.1	Consent of Initial Evaluator.
4.2	Consent of Independent Registered Public Accounting Firm.

6.1	List of Officers and Directors of the Depositor. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Series 2065 (File No. 333-238223) dated July 17, 2020.

7.1	Powers of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Series 2136 (File No. 333-255365) dated June 3, 2021.

Undertaking to File Reports

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Signatures

The Registrant, Invesco Unit Trusts, Municipal Series 1355, hereby identifies Van Kampen Merritt Insured Income Trust, Series 1; Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189, Multi-Series 213 and Multi-Series 300; Van Kampen Merritt Emerging Markets Income Trust, Series 1; Van Kampen Merritt Utility Income Trust, Series 1; Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7; Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89; Van Kampen Focus Portfolios, Series 235, Series 265, Series 314, Series 366 and Series 402; Van Kampen Focus Portfolios, Taxable Income Series 47; Invesco Unit Trusts, Taxable Income Series 466; Van Kampen Unit Trusts, Series 427, Series 450, Series 855, Series 894, Series 995, Series 1069, Series 1079, Series 1129, Series 1135, Series 1178, Series 1179, Series 1190, Series 1194, Series 1195, Series 1201, Series 1203, Series 1205, and Series 1384; Invesco Unit Trusts, Series 849, Series 1504, Series 1568, Series 1571, Series 1635, Series 1658, Series 1775, Series 2071, and Series 2087 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Invesco Unit Trusts, Municipal Series 1355 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 21st day of June, 2021.

Invesco Unit Trusts, Municipal Series 1355

By: Invesco Capital Markets, Inc., as Depositor

By: /s/ TARA BAKER

Vice President, Business Operations and Quality Assurance

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on June 21, 2021, by the following persons who constitute the principal officers and a majority of the Board of Directors of Invesco Capital Markets, Inc.

Signature	Title
Brian C. Hartigan	Director and Co-President
William S. Geyer	Director and Co-President
Mark W. Gregson	Chief Financial Officer

By: /s/ TARA BAKER
(Attorney-in-fact*)

*An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as set forth in Exhibit 7.1.